UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

VIELA BIO, INC.

(Name of Subject Company)

VIELA BIO, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

926613100

(CUSIP Number of Class of Securities)

Zhengbin (Bing) Yao, Ph.D.

Chairman, President and Chief Executive Officer

Viela Bio, Inc.

One MedImmune Way

First Floor, Area Two

Gaithersburg, MD 20878

(240) 558-0038

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Matthew J. Gardella

John T. Rudy

Matthew W. Tikonoff

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

One Financial Center

Boston, MA 02111

(617) 542-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Annex I	Opinion of Goldman Sachs & Co. LLC	AI-1
Annex II	Section 262 of the General Corporation Law of the State of Delaware	AII-1

i

Item 1. Subject Company Information.

Name and Address

The name of the subject company is Viela Bio, Inc., a Delaware corporation (“Viela” or the “Company”). Unless the context indicates otherwise, we use the terms “us,” “we” and “our” to refer to the Company. The address of the Company’s principal executive office is One MedImmune Way, First Floor, Area Two, Gaithersburg, MD 20878. The telephone number of the Company’s principal executive office is (240) 558-0038.

Securities

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits attached hereto, this “Schedule 14D-9”) relates is the Company’s common stock, par value $0.001 per share (the “Common Stock”). As of February 9, 2021, there were (i) 54,904,033 shares of Common Stock issued and outstanding and (ii) outstanding stock options to purchase an aggregate of 4,216,056 shares of Common Stock.

Item 2. Identity and Background of Filing Person.

Name and Address

The name, address and telephone number of the Company, which is the person filing this Schedule 14D-9 and the subject company, are set forth in Item 1 above under the heading “Name and Address.”

Tender Offer

This Schedule 14D-9 relates to the tender offer by Teiripic Merger Sub, Inc., a Delaware corporation (“Purchaser”), a direct wholly owned subsidiary of Horizon Therapeutics USA, Inc., a Delaware corporation (“Parent”), and an indirect wholly owned subsidiary of Horizon Therapeutics plc, a public limited company organized under the laws of Ireland (“Horizon Therapeutics” or “Ultimate Parent”), to purchase any and all of the issued and outstanding shares of Common Stock (the “Company Shares”), at a purchase price of $53.00 per Company Share (the “Offer Price”), net to the seller thereof in cash, and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 12, 2021 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Ultimate Parent, Parent and Purchaser with the U.S. Securities and Exchange Commission (the “SEC”) on February 12, 2021. The Offer to Purchase and a form of the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to this Schedule 14D-9 and are incorporated herein by reference.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of January 31, 2021 (as it may be amended or supplemented from time to time, the “Merger Agreement”), by and among the Company, Parent, Purchaser and, solely for purposes of Sections 6.7 and 9.12 of the Merger Agreement, Ultimate Parent. A more complete description of the Merger Agreement can be found in Section 11 of the Offer to Purchase under the caption “The Transaction Documents” and a copy of the Merger Agreement has been filed as Exhibit (a)(1)(A) to this Schedule 14D-9 and each is incorporated herein by reference.

The Merger Agreement provides that, among other things, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the General Corporation Law of the State of Delaware, as amended (the “DGCL”), Purchaser will be merged into and with the Company (the “Merger”). Following the consummation of the Merger, the Company will continue as the surviving corporation in the Merger (the “Surviving Corporation”), and the separate corporate existence of the Company, with all its rights, privileges, immunities powers and franchises shall continue unaffected by the Merger. Upon consummation of the Merger, the separate corporate existence of Purchaser shall terminate. The Merger will be effected under

Section 251(h) of the DGCL, which provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquiror holds at least the amount of shares of each class of stock of the acquired corporation that would otherwise be required to approve a merger of the acquired corporation, and the stockholders that did not tender their shares in the tender offer receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without the vote or written consent of the stockholders of the acquired corporation. Accordingly, if Purchaser consummates the Offer, the Merger Agreement contemplates that the parties will effect the closing of the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL. The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to herein as the “Transactions.”

The obligation of Purchaser to purchase the Company Shares validly tendered pursuant to the Offer and not validly withdrawn prior to the expiration of the Offer is subject to the satisfaction or waiver of customary conditions set forth in the Merger Agreement, including (i) that there shall have been validly tendered (not including any Company Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as such term is defined in Section 251(h) of the DGCL, by the depositary for the Offer pursuant to such procedures) and not validly withdrawn Company Shares that, considered together with all other Company Shares (if any) beneficially owned by Parent and its subsidiaries, represent one more Company Share than 50% of the total number of (A) Company Shares outstanding at the time of the expiration of the Offer plus (B) the aggregate number of Company Shares issuable to holders of options to purchase Company Shares (“Company Stock Options”) from which the Company has received notices of exercise prior to the expiration of the Offer (and as to which Company Shares have not yet been issued to such exercising holders of Company Stock Options); (ii) (y) subject to certain materiality exceptions, the truth and accuracy of certain representations and warranties of the Company contained in the Merger Agreement; and (z) the compliance with or performance by Viela in all material respects of all covenants and agreements that it is required to comply with or perform at or prior to the Offer Acceptance Time; (iii) compliance with, or performance of, in all material respects the covenants and agreements with or of which the Company is required to comply or perform; (iv) the termination or expiration of any applicable waiting period (and extensions thereof) relating to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”); (v) the absence of a material adverse effect on the Company; and (vi) certain other customary conditions.

The Offer will initially expire one minute following 11:59 p.m. Eastern Time on the twentieth (20th) business day following the Offer, subject to extension in certain circumstances as required or permitted by the Merger Agreement and applicable law.

The foregoing summary of the Offer, the Merger and the Merger Agreement is qualified in its entirety by the description contained in the Offer to Purchase and the Letter of Transmittal, and by the Merger Agreement.

As set forth in the Schedule TO, the principal executive offices of Parent and Purchaser are located at 1 Horizon Way, Deerfield, Illinois 60015. The telephone number of Parent and Purchaser is (224) 383-3000.

The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be obtained without charge from the SEC’s website at www.sec.gov or on the investor relations section of the Company’s website at https://ir.vielabio.com/financials-and-filings/sec-filings.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth or incorporated by reference in this Schedule 14D-9, including in the Definitive Proxy Statement of the Company on Schedule 14A filed with the SEC on May 4, 2020 and filed as Exhibit (e)(14) to this Schedule 14D-9, which is incorporated by reference herein (the “Proxy Statement”), to our knowledge, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between the Company or any of its affiliates, on the one hand, and (i) any of its executive officers, directors or affiliates, or (ii) Parent, Purchaser or any of their respective executive officers, directors or affiliates, on the other hand.

The Company’s board of directors (the “Board”) was aware of all such contacts, agreements, arrangements or understandings and any actual or potential conflicts of interest and considered them along with other matters, as set forth in Item 4 below under the heading “Reasons for the Recommendation of the Board.”

Any information that is incorporated herein by reference shall be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained herein modifies or supersedes such information.

Arrangements with Purchaser, Parent, and their Affiliates.

Merger Agreement

On January 31, 2021, the Company, Parent, Purchaser and Ultimate Parent entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 11 (The Transaction Documents) and the description of the conditions to the Offer contained in Section 15 (Conditions of the Offer) of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

The Merger Agreement has been included to provide investors and stockholders with information regarding the terms of the Merger Agreement and is not intended to provide any other factual information about the Company, Parent or Purchaser. The Merger Agreement contains representations, warranties, covenants and agreements, which were made only for purposes of such agreement and as of specified dates. The representations and warranties in the Merger Agreement reflect negotiations between the parties to the Merger Agreement and are not intended as statements of fact to be relied upon by the Company’s stockholders. In particular, the representations, warranties, covenants and agreements in the Merger Agreement may be subject to limitations agreed by the parties, including having been modified or qualified by certain confidential disclosures that were made between the parties in connection with the negotiation of the Merger Agreement, and having been made for purposes of allocating risk among the parties rather than establishing matters of fact. In addition, the parties may apply standards of materiality in a way that is different from what may be viewed as material by investors. As such, the representations and warranties in the Merger Agreement may not describe the actual state of affairs at the date they were made or at any other time and you should not rely on them as statements of fact. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, and unless required by applicable law, the Company undertakes no obligation to update such information.

Tender and Support Agreements

On January 31, 2021, in connection with the Offer, each of (i) AstraZeneca UK Limited, (ii) 6 Dimensions Capital, L.P. and 6 Dimensions Affiliates Fund, L.P., (iii) Boundless Meadow Limited and Boyu Capital Opportunities Master Fund, (iv) HBM Healthcare Investments (Cayman) Ltd., (v) Tyrell Rivers, Ph.D. (vi) Yanling Cao, (vii) Edward Hu, (viii) Andreas Wicki, Ph.D. and (ix) Zhengbin Yao, Ph.D. (together, the “Principal Stockholders”), entered into Tender and Support Agreements with Parent and Purchaser (the “Support Agreements”). Under the terms of the Support Agreements, the Principal Stockholders have agreed, among other things, to tender their Company Shares in the Offer and vote their Company Shares in favor of the Merger, as applicable. As of January 31, 2021, the Principal Stockholders owned an aggregate of approximately 54% of the outstanding Company Shares (provided that the Company Shares subject to the Support Agreements will be reduced to 45% of the outstanding Company Shares in the event of a change in the Board’s recommendation in accordance with the Merger Agreement). The Support Agreements will terminate upon termination of the Merger Agreement and certain other specified events. The foregoing description of the Support Agreements does not purport to be complete and is qualified in its entirety by reference to the form of Support Agreement, which is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.

Confidentiality Agreement

On July 15, 2020, the Company and Horizon Therapeutics entered into a Confidentiality Agreement (the “Confidentiality Agreement”) pursuant to which, among other things, the Company and Horizon Therapeutics agreed, subject to certain exceptions, to keep confidential certain non-public information relating to the Company in connection with a possible transaction with the Company. The foregoing summary description of the Confidentiality Agreement is qualified in its entirety by reference to such Confidentiality Agreement, which has been filed as Exhibit (e)(3) to this Schedule 14D-9 and is incorporated herein by reference.

Standstill Agreement

On November 20, 2020, the Company and Horizon Therapeutics entered into a Letter Agreement (the “Standstill Agreement”) pursuant to which, among other things, Horizon Therapeutics agreed to a one-year standstill provision which prohibits Horizon Therapeutics, or its controlled affiliates or its representatives from taking certain actions involving or with respect to the Company or Company Shares. It terminates in the event that (i) any third party unaffiliated with the Company initiates a tender or exchange offer for more than 50% of the outstanding equity securities of the Company that the Board recommends, or fails to recommend against within ten business days after the commencement thereof, or (ii) the Company enters into a definitive agreement with a third party to effectuate certain transactions. The foregoing summary description of the Standstill Agreement is qualified in its entirety by reference to such Standstill Agreement, which has been filed as Exhibit (e)(4) to this Schedule 14D-9 and is incorporated herein by reference.

Arrangements with Current Executive Officers and Directors of the Company

Overview

In considering the recommendation of the Board to tender Company Shares in the Offer, stockholders should be aware that the Company’s executive officers, members of the Board and affiliates may be considered to have interests in the execution and delivery of the Merger Agreement and all of the Transactions, including the Offer and the Merger, that may be different from or in addition to those of the Company’s stockholders generally. The Board was aware of these interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Transactions. As described in more detail below, these interests include:

•

the accelerated vesting of Company Stock Options (i) that would otherwise vest in accordance with their terms on or before June 1, 2021 or (ii) that are held by non-employee directors of the Company, and the cash settlement of vested, outstanding Company Stock Options in connection with the Merger;

•

the receipt of payments and benefits by certain executive officers of enhanced severance benefits under our Executive Severance Plan upon qualifying terminations of employment in connection with or in the 24 months following the effective time of the Merger (the “Effective Time”);

•

certain executive officers who may be impacted by the excise tax under Section 4999 of the Internal Revenue Code may be reimbursed for some portion or all of such excise tax, subject to certain limitations;

•	executive officers received increases in their base salaries and received annual bonus compensation for the 2020 performance year in accordance with the Company’s fiscal year 2020 bonus program;

•	an executive officer received a retention bonus, subject to repayment if he does not remain employed with the Company through the Effective Time;

•

continuing employees will continue to receive base salary or hourly wages and target annual cash bonus compensation no less than the base and target compensation they would have received from the Company for the 12-month period following the Effective Time and benefits no less favorable in the aggregate to those that Parent provides to employees of its U.S. subsidiaries or the Company provided to employees immediately prior to the Effective Time; and

•	the entitlement to indemnification benefits in favor of directors and officers of the Company.

For further information with respect to the arrangements between the Company and its executive officers, directors and affiliates described in this Item 3 “Past Contacts, Transactions, Negotiations and Agreements,” as

well as other arrangements between the Company and its executive officers, directors, and affiliates, please see the Proxy Statement, including the information under the headings “Security Ownership of Certain Beneficial Owners and Management,” “Executive Officer and Director Compensation” and “Certain Relationships and Related Person Transactions.”

Consideration for Company Shares Tendered Pursuant to the Offer

If the directors and executive officers of the Company who own Company Shares tender their Company Shares for purchase pursuant to the Offer, they will receive the same Offer Price on the same terms and conditions as the other stockholders of the Company. As of January 31, 2021, the directors and executive officers of the Company and their affiliates beneficially owned an aggregate of 6,667,807 Company Shares, which for purposes of this subsection excludes any Company Shares issuable upon exercise or settlement of Company Stock Options held by such individuals. If the directors and executive officers and their affiliates were to tender all of such Company Shares pursuant to the Offer and those Company Shares were accepted for purchase and purchased by Purchaser, the directors and executive officers and their affiliates would receive an aggregate of $353,393,771 in cash, without interest, less any required withholding taxes. For a description of the treatment of Company Stock Options held by the directors and executive officers of the Company, see below under the heading “—Effect of the Merger on Stock Option Awards.”

The following table sets forth, as of January 31, 2021, the cash consideration that each executive officer and director and his or her affiliates would be entitled to receive in respect of outstanding Company Shares beneficially owned by him or her (excluding Company Shares underlying unvested Company Stock Options), assuming such individual or his or her affiliate were to tender all of his, her or its outstanding Company Shares pursuant to the Offer and those Company Shares were accepted for purchase and purchased by Purchaser.

Name	Amount and Nature of Beneficial Ownership (1)	Consideration Payable in Respect of Company Shares
Executive Officers
Zhengbin (Bing) Yao, Ph.D. (2)	470,219	$24,921,607
Jörn Drappa, M.D., Ph.D.	202,661	$10,741,033
Mitchell Chan	37,500	$1,987,500
William Ragatz.	16,250	$861,250
Jim Kastenmayer, Ph.D., J.D.	—	$—

Non-Employee Directors
Yanling Cao	—	$—
Edward Hu (3)	4,191,177	$222,132,381
Chris Nolet	—	$—
Tyrell Rivers, Ph.D.	—	$—
Andreas Wicki, Ph.D. (4)	1,750,000	$92,750,000
Rachelle Jacques	—	$—

(1)	All securities are beneficially owned directly by the persons listed on the table (except as otherwise indicated).
(2)	Consists of 270,219 Company Shares held directly by Zhengbin (Bing) Yao, Ph.D. and 200,000 Company Shares held by the Yao Irrevocable Trust.
(3)

Consists of 3,981,618 Company Shares held by 6 Dimensions Capital, L.P. and 209,559 Company Shares held by 6 Dimension Affiliates Fund, L.P.. Mr. Hu is Managing Partner of 6 Dimensions Capital, L.P. and 6 Dimensions Affiliates Fund, L.P. and may be deemed to beneficially own the Company Shares held by 6 Dimensions Capital, L.P. and 6 Dimensions Affiliates Fund, L.P. Mr. Hu disclaims beneficial ownership of such Company Shares except to the extent of his pecuniary interest therein, if any.

(4)

Consists of 1,750,000 Company Shares held by HBM Healthcare Investments (Cayman) Ltd. Dr. Wicki is a member of the Board and indirectly controls HBM Healthcare Investments. Dr. Wicki disclaims beneficial ownership of such Company Shares except to the extent of his pecuniary interest therein, if any.

Effect of the Merger on Stock Option Awards

Company Stock Options have been granted to certain individuals, including certain executive officers and directors, under the Company’s Amended and Restated 2018 Equity Incentive Plan (the “Equity Incentive Plan”). Pursuant to the Merger Agreement, each Company Stock Option that is outstanding as of immediately prior to the Effective Time (i) that would otherwise be eligible to vest in accordance with its terms on or before June 1, 2021 or (ii) held by a non-employee director of the Company, will accelerate and become fully vested and exercisable effective immediately prior to, and contingent upon, the Effective Time, subject to such holder’s continued service with the Company through immediately prior to the Effective Time. As of the Effective Time, each Company Stock Option that is then outstanding, vested and unexercised as of immediately before the Effective Time will be cancelled and converted into the right to receive cash in an amount equal to (A) the total number of Company Shares subject to such Company Stock Option immediately prior to such cancellation multiplied by (B) the excess, if any, of (x) the Offer Price over (y) the exercise price payable per Company Share underlying such Company Stock Option, without interest. No holder of a cancelled Company Stock Option that has an exercise price per Company Share that is equal to or greater than the Offer Price shall be entitled to any payment with respect to such cancelled Company Stock Option before or after the Effective Time.

Except as described above, each Company Stock Option that is unvested and outstanding immediately prior to the Effective Time shall be assumed by Ultimate Parent and converted into an option to purchase ordinary shares, nominal value $0.0001 per share, of Ultimate Parent. The number of shares of Ultimate Parent subject to each Company Stock Option and the exercise price have been adjusted such that as of the Effective Time, the holder of a Company Stock Option retains the same aggregate exercise price and retains the aggregate value between the current fair market value of the shares of Ultimate Parent subject to the option and the aggregate exercise price as exists immediately prior to the Effective Time. The assumed Company Stock Options will otherwise continue to vest in accordance with their original vesting schedules.

The table below sets forth information regarding the Company Stock Options held by each of the Company’s executive officers and directors as of January 31, 2021, which will vest as described above, as well as the consideration to be received by each holder in respect of such Company Stock Options.

Name	Number of Vested Company Stock Options	Value of Vested Company Stock Options	Number of Unvested Company Stock Options	Value of Unvested Company Stock Options	Total Value of Vested and Unvested Company Stock Options
Executive Officers
Zhengbin (Bing) Yao, Ph.D. (1)	436,236	$18,246,256	216,407	$5,735,256	$23,981,512
Jörn Drappa, M.D., Ph.D. (1)	166,220	$6,875,045	99,411	$2,868,331	$9,743,376
Mitchell Chan (1)	65,337	$2,318,792	95,218	$3,469,643	$5,788,435
William Ragatz	54,616	$1,772,917	57,682	$1,640,959	$3,413,876
Jim Kastenmayer, Ph.D., J.D.	21,875	$337,969	28,125	$434,531	$772,500

Non-Employee Directors
Yanling Cao	—	—	—	$—	$—
Edward Hu	8,649	$294,066	24,919	$626,800	$920,866
Chris Nolet	8,649	$294,066	24,919	$626,800	$920,866
Tyrell Rivers, Ph.D.	—	—	—	—	—
Andreas Wicki, Ph.D.	—	—	—	—	—
Rachelle Jacques	—	—	22,074	$89,179	$89,179

(1)

Number of vested options includes options that would otherwise be eligible to vest in accordance with their terms on or before June 1, 2021, subject to such holder’s continued service with the Company through immediately prior to the Effective Time.

The acceleration of vesting and cancellation of Company Stock Options and the related cash payments to the holders of such options pursuant to the Merger Agreement are in addition to any benefits following a “change of control” under any of the agreements or agreements described below.

Executive Severance Plan

Effective August 9, 2019, the Company adopted an Executive Severance Plan (the “Severance Plan”). Each of our executive officers is a participant in the Severance Plan. The Severance Plan will remain in effect through the 24-month period following the Effective Time without amendment. The Severance Plan will be administered by a three person committee, two of whom will be appointed by Ultimate Parent and one of which will be appointed by the Board. The Merger is a “Change in Control” as that term is defined in the Severance Plan. Accordingly, each of our executive officers will be eligible for the following enhanced severance benefits under the Severance Plan if during the “Change in Control Period”, the Company, the Surviving Corporation or Parent terminates a participant’s employment without “Cause” or the participant resigns with “Good Reason”, during the “Change in Control Period”:

•

Severance payable in a single lump sum. For Dr. Yao, the severance amount is equal to three times Dr. Yao’s then-current base salary and target bonus. For Dr. Drappa, Mr. Chan, Mr. Ragatz and Mr. Kastenmayer, the severance amount is equal to two times their respective then-current base salary and target bonus.

•	We will pay the participant a bonus equal to the participant’s then-current target bonus for the year in which the participant’s termination becomes effective.

•	We will pay for company contribution for continuation coverage under COBRA during the severance period.

•

Any outstanding unvested equity awards held by the participant under our then-current outstanding equity incentive plan(s) will become fully vested on the date the termination of such participant’s employment becomes effective.

•	We will pay for outplacement services, up to certain specified limits.

•	We shall reimburse the participant for all reasonable and necessary attorney’s fees incurred by such participant in connection with pursuing benefits under the Severance Plan.

A participant’s rights to any severance benefits under the Severance Plan are conditioned upon the participant executing and not revoking a valid separation and general release of claims agreement in a form provided by us.

The following terms have the following meanings under the Severance Plan:

•

“Cause” means a participant’s: (i) failure to substantially perform his/her duties and obligations to us (other than failure resulting from the participant’s incapacity because of disability), including one or more acts of gross negligence or insubordination or a material breach of our policies and procedures, which failure is not cured within 15 days after a written demand for cure is received by participant from us; (ii) material breach of our code of conduct, equal opportunity and anti-harassment policies, or compliance policies (which may include, but not be limited to, a code of business conduct, an anti-bribery policy, a competition policy, and a policy on healthcare business ethics); (iii) commission, indictment, conviction, or entry of a plea of guilty or nolo contendere to, a felony or any other crime involving fraud, dishonesty, theft, breach of trust or moral turpitude; (iv) engagement in misconduct which results in, or could reasonably be expected to result in, material injury to our financial condition, reputation, or ability to do business; (v) material breach of a written agreement with us, including any confidentiality, invention assignment, non-competition, non-solicitation or non-disparagement agreement; (vi) violation of state or federal securities laws or regulations; or (vii) willful failure to cooperate with a bona fide internal investigation or an investigation by regulatory or law enforcement authorities, after being instructed by us to cooperate, willful destruction or failure to preserve documents or other materials relevant to such investigation, or willful inducement of others to fail to cooperate or to produce documents or other materials in connection with such investigation.

•

“Good Reason” shall mean the occurrence of any of the following without participant’s prior consent: (i) a material decrease in participant’s base salary or bonus opportunity; (ii) a material diminution in the aggregate employee benefits and material perquisites provided to participant; (iii) a material diminution in participant’s title, reporting relationship, duties or responsibilities; (iv) a relocation of participant’s primary office by more than 35 miles from participant’s then-current location; and (v) the failure by any successor to us or any acquiring corporation to explicitly assume the Severance Plan and our obligations thereunder and maintain the Severance Plan in effect for a period of at least 24 months. Notwithstanding the foregoing, “Good Reason” shall not be deemed to have occurred unless (x) participant provides the Company with written notice that participant intends to terminate employment for one of the grounds set forth above within 90 days of such ground(s) arising, (y) if such ground is capable of being cured, the Company has failed to cure such ground within a period of 30 days from the date of such written notice, and (z) Participant terminates employment within six months from the date that Good Reason first occurs.

•

“Change in Control” is defined as a transaction or a series of related transactions in which: (i) all or substantially all of our assets are transferred to any “person” or “group” (as such terms are defined in the Securities Exchange Act of 1934, as amended (the “Exchange Act”)); (ii) any person or group, other than person or group who prior to such acquisition is a “beneficial owner” (as defined under the Exchange Act), directly or indirectly, of any of our equity, becomes the “beneficial owner”, directly or indirectly, of our outstanding equity representing more than 50% of the total voting power of our then-outstanding equity; (iii) we undergo a merger, reorganization or other consolidation in which the holders of our outstanding equity immediately prior to such merger, reorganization or consolidation directly or indirectly own less than 50% of the surviving entity’s voting power immediately after the transaction; or (iv) if within any rolling 12-month period, the persons who were our directors at the beginning of such 12-month period, or the incumbent directors, cease to constitute at least a majority of such board of directors; provided that any director who was not a director at the beginning of such 12-month period will be deemed to be an incumbent director if that director was elected to the board of directors by, or on the recommendation of or with the approval of, a majority of the directors who then qualified as incumbent directors. Any of (i) through (iv) above may constitute a Change in Control, provided that the Change in Control meets all of the requirements of a “change in the ownership of a corporation,” a “change in the effective ownership of a corporation,” or “a change in the ownership of a substantial portion of the corporation’s assets,” each within the meaning of Treasury Regulation §1.409A-3(i)(5).

•

“Change in Control Period” means: (i) the 24-month period beginning on the date of a Change in Control; (ii) any such time prior to a Change in Control where the successor or acquiring entity in the Change in Control requests for the termination of a participant’s employment without Cause; or (iii) any such time prior to a Change in Control where we terminate a participant’s employment without Cause in connection with or in anticipation of a Change in Control.

Parachute Payments

Sections 280G and 4999 of the Internal Revenue Code impose an excise tax on “disqualified individuals” who receive payments in connection with a change in control that equal or exceed three times the disqualified individual’s “base amount,” which is the individual’s average annual compensation for the previous five years (or if employed less than five years, the number of years the disqualified individual has been employed). The Merger is a change in control for purposes of Sections 280G and 4999 of the Internal Revenue Code. Disqualified individuals include certain of the Company’s officers and highly compensated employees, including all of its named executive officers. The excise tax is equal to 20% of the payments received in connection with a change in control by the disqualified individual in excess of one times the individual’s base amount.

Aggregate Amounts of Potential Compensation

The table below sets forth the information required by Item 402(t) of Regulation S-K regarding compensation and benefits for each named executive officer of the Company that is based upon or otherwise related to the Transactions. The terms and conditions of the compensation and benefits set forth below are described in greater detail as set forth under the section entitled “—Employment Arrangements with Named Executive Officers” below and such descriptions are incorporated herein by reference.

For purposes of calculating the potential payments set forth in the table below, the Company has assumed that: (i) the Effective Time occurs on April 1, 2021; (ii) each named executive officer’s employment is terminated by the Company without “Cause” or by the named executive officer for “Good Reason” at the Effective Time; and (iii) each named executive officer’s unvested Company Stock Options held on April 1, 2021 will equal the number of unvested Company Stock Options held by such executive officer at the Effective Time (such that any vesting or forfeitures occurring between January 31, 2021 and the Effective Time will not be captured in the table below). Severance payments have been calculated based on the named executive officer’s current base salary, current target bonus opportunity, and estimated maximum benefits that could be payable under the Company’s benefit plans, including the Severance Plan. None of the Company’s named executive officers will receive pension or non-qualified deferred compensation in connection with the Merger. Regardless of the manner in which each named executive officer’s employment terminates, each named executive officer is entitled to receive amounts already earned during the term of his or her employment, such as base salary earned through the date of termination, and any such earned amounts are not included in the table below.

The amounts shown in the table below are estimates only, as the actual amounts that may be paid upon an individual’s termination of employment or upon the Effective Time, as applicable, can only be determined at the actual time of such termination or upon the Effective Time, as applicable, and accordingly the ultimate values to be received by a named executive officer in connection with the Merger may differ from the amounts set forth below.

Name	Cash (1)	Annual Bonus (2)	Equity (3)	Perquisites/ Benefits (4)	Other (5)	Total
Zhengbin (Bing) Yao, Ph.D.	$2,713,252	$320,922	$1,094,298	$78,681	$15,000	$4,222,154
Jörn Drappa, M.D., Ph.D.	$1,389,513	$198,502	$536,094	$37,508	$15,000	$2,176,618
Mitchell Chan	$1,093,368	$156,198	$396,304	$52,454	$15,000	$1,713,321
Aaron Ren, Ph.D. (6)	—	—	—	—	—	—

(1)

Cash severance under the Severance Plan. For Dr. Yao, the severance amount is equal to three times Dr. Yao’s then-current base salary and target bonus. For Dr. Drappa and Mr. Chan, the severance amount is equal to two times their respective then-current base salary and target bonus.

(2)

The Severance Plan provides for payment of the target bonus amount for 2021. Dr. Yao’s target bonus is 55% of his then-current base salary. Dr. Drappa’s and Mr. Chan’s target bonus is 40% of their then-current base salary.

(3)

The Severance Plan provides for full vesting of all outstanding option awards. The table assumes each named executive officer’s unvested Company Stock Options held on April 1, 2021 will equal the number of unvested Company Stock Options held by such executive officer at the Effective Time.

(4)	The Severance Plan provides for payment of the monthly COBRA premiums due assuming the named executive officer continued his or her participation in the Company’s current group health plans for the duration of the severance period of 36 months for Dr. Yao and 24 months for each of Dr. Drappa and Mr. Chan.
(5)	The Severance Plan provides for payment of outplacement benefits up to a maximum of $15,000.
(6)

Dr. Ren stepped down from his position as the Company’s Senior Vice President, Head of Business Development and Operations effective December 31, 2020. Dr. Ren did not receive any severance compensation in connection with his departure.

Reimbursement of Excise Taxes

Although the Company does not have any prior agreement to do so, the Company has committed to reimburse one of its named executive officers, Mitchell Chan, another executive officer, William Ragatz, and two other executives for the excise taxes imposed on them in connection with the transaction and to pay each executive an additional gross up amount, such that after payment of all income and payroll taxes, including the 20% excise tax imposed by Section 4999 of the Internal Revenue Code on both the excess parachute payments and the gross up amount, each executive will be left with an amount equal to the excise tax owed, provided that such reimbursements and additional gross up amounts to be paid to all such affected individuals are capped at an aggregate amount of $3,000,000. The estimated amounts of the reimbursement of the excise taxes and the additional gross up payments for Mr. Chan and Mr. Ragatz are as follows assuming the Effective Time occurs on April 1, 2021:

Name	Base Amount (1)	Parachute Payments (2)	Excess Payments (3)	Excise Tax (4)	Gross Up Amount (5)	Total Payment
Mitchell Chan	$351,969	$1,713,113	$1,361,351	$272,270	$586,627	$858,897
William Ragatz	$384,389	$1,457,291	$1,073,069	$214,614	$736,240	$1,077,950

(1)	The amount of the individual executive’s average base compensation for compensation years preceding 2021.
(2)	Total estimated parachute payments to be received by the individual in connection with the Merger.
(3)	The amount by which the estimated parachute payments in (2) will exceed the base compensation amount in (1).
(4)	The excise tax is equal to 20% of the excess parachute payments in (3).
(5)

The amount of the additional payment required so that after payment of all payroll and income taxes by the individual executive (including the excise tax), the executive retains an amount equal to the excise tax.

Employment Arrangements with Named Executive Officers

We entered into executive employment agreements with each of Dr. Yao and Dr. Drappa on January 31, 2018, and amended effective August 26, 2019. We entered into an offer letter with Mr. Chan effective September 5, 2018. Dr. Yao, Dr. Drappa and Mr. Chan are all employed “at will”, subject to their rights under the Severance Plan.

We entered into an executive employment agreement with Aaron Ren, Ph.D. on January 31, 2018, and amended effective August 26, 2019. On December 7, 2020, Dr. Ren stepped down from his position as the Company’s Senior Vice President, Head of Business Development and Operations, effective as of December 31, 2020. Dr. Ren did not receive any severance compensation in connection with his departure.

On December 9, 2020, the Compensation Committee of the Board (the “Compensation Committee”) recommended increases in the base salaries of our continuing named executive officers and recommended annual bonus awards based on the Compensation Committee’s evaluation of whether the management team achieved the performance metrics set forth in the 2020 scorecard adopted by the Compensation Committee on January 8, 2020. The Compensation Committee recommended that Dr. Yao receive an increase in his base salary from $530,450 to $583,495 effective February 1, 2021 and that he receive an annual bonus for the 2020 fiscal year of $348,937, that Dr. Drappa receive an increase in his base salary from $451,140 to $496,225 effective February 1,

2021 and that he receive an annual bonus for the 2020 fiscal year of $224,455, that Dr. Ren receive a bonus for the 2020 fiscal year of $126,783.43 and that Mr. Chan receive an increase in his base salary from $379,115 to $390,488 effective February 1, 2021 and that he receive an annual bonus for the 2020 fiscal year of $165,017.82. On January 14, 2021, the Board approved each such amount in accordance with the Compensation Committee’s recommendation.

Mr. Chan received an earlier increase in his base salary from $344,650 to $379,115 effective November 1, 2020.

Dr. Yao, Dr. Drappa and Mr. Chan will also receive accelerated vesting of any unvested options held by them at the Effective Time that would otherwise vest in accordance with their ordinary vesting terms on or before June 1, 2021, and such awards will be cashed out, as described above under “—Effect of the Merger on Stock Option Awards.”

Finally, Mr. Chan is eligible to receive reimbursement of any excise tax imposed on him in connection with compensation that he receives in connection with the Merger plus a gross up payment such that after payment of all payroll and income taxes, Mr. Chan retains an amount equal to the excise tax imposed, as described above under “—Parachute Payments.”

Retention Bonus

At its December 9, 2020 meeting, the Compensation Committee awarded to Jim Kastenmayer, our General Counsel, a special retention award of $320,000, an amount equal to one year of his then-current base salary. Mr. Kastenmayer is required to repay the retention award to the Company if prior to the Effective Time he resigns his employment for any reason or the Company terminates his employment for “Cause” (as that term is defined in the Severance Plan).

Director Compensation

Vesting of all outstanding equity awards held by our non-employee directors will accelerate in connection with the Merger, and such awards will be cashed out, as described above under “—Effect of the Merger on Stock Option Awards.”

Employee Benefits

Under the Merger Agreement, Parent has agreed for a period of 12-months following the Effective Time to provide, or cause to be provided, to each employee of the Company, including the executive officers, who is employed by the Company as of immediately prior to the Effective Time and who continues to be employed by Parent, the Surviving Corporation, or any subsidiary thereof following the Effective Time (each, a “Continuing Employee”), a base salary (or hourly wage, as the case may be) and annual target cash bonus percentage, each of which is no less than the base salary (or hourly wage, as the case may be) and annual target cash bonus percentage provided to such Continuing Employee immediately prior to the Effective Time, and broad-based employee benefits (excluding equity and equity-based awards) that are no less favorable in the aggregate than the benefits (excluding equity and equity-based awards) provided to either the employees of Parent’s U.S. subsidiaries or provided to the Continuing Employee by the Company immediately prior to the Effective Time, as determined in Parent’s sole discretion.

In lieu of an equity award under the Equity Incentive Plan for the 2021 fiscal year, Ultimate Parent has committed to grant to certain Continuing Employees an equity award under the Equity Incentive Plan and/or any Ultimate Parent equity incentive plan, as determined by Ultimate Parent in its discretion, with a grant date fair value for financial accounting purposes that is not less than the fair value each such Continuing Employee would have received from the Company. Our named executive officers have not been promised such a grant.

The Merger Agreement does not confer upon any person (other than Ultimate Parent, Parent, Purchaser and the Company) any rights with respect to the employee matters provisions of the Merger Agreement.

401(k) Plan

Unless otherwise directed by Parent in writing at least five business days before the Effective Time, the Company will take all necessary actions to terminate its 401(k) plan, with such termination effective as of no later than the date immediately preceding the closing of the Merger.

Potential for Future Arrangements

Following the execution of the Merger Agreement, Parent has offered to Dr. Yao a consulting agreement, the effectiveness of which is conditioned on the consummation of the Merger. If the Merger is consummated, the proposed consulting agreement provides for a 12-month term commencing on the Effective Date and continuing through the first anniversary of the Effective Date, subject to earlier termination for convenience or breach. As proposed, during the term of the agreement, Dr. Yao will support Parent’s research and development programs and the integration of the Company into Parent. In exchange, as proposed, Parent will pay Dr. Yao a monthly consulting fee of $50,000 and will reimburse him for travel expenses he incurs in connection with providing his services. Dr. Yao is expected to terminate employment due to his resignation for Good Reason at the Effective Time, and will be entitled to certain payments as described in this Item 3 under the heading “—Arrangements with Current Executive Officers and Directors of the Company.”

It is possible that other members of our current management team will enter into new compensation arrangements with the Surviving Corporation or Parent. We would expect that any such arrangements with the existing management team would be entered into after the completion of the Offer and would become effective after the Merger is completed, if at all.

Director and Officer Indemnification and Insurance

Under Sections 102(b)(7) and 145 of DGCL, the Company has broad powers to limit the personal liability of its directors and officers and to indemnify its directors and officers against liabilities they may incur in such capacities, respectively.

As permitted by the DGCL, the Company’s Third Amended and Restated Certificate of Incorporation (the “Charter”) includes provisions that (i) limit or eliminate the personal liability of its directors to the fullest extent permitted by the DGCL, as it now exists or may in the future be amended, (ii) provide that no director of the Company shall be personally liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty as a director, except for certain liabilities, and (iii) require any repeal or modification of such article by the Company’s stockholders or amendment to the DGCL will not adversely affect any right or protection existing at the time of such repeal or modification with respect to any acts or omissions occurring before such repeal or modification of a director serving at the time of such repeal or modification, among other provisions.

As permitted by the DGCL, the Company’s Amended and Restated Bylaws (the “Bylaws”) includes provisions that provide that (i) the Company will indemnify each of its directors and officers and, in the discretion of the Board, certain employees, to the fullest extent permitted by the DGCL as the same may be amended (except that in the case of amendment, only to the extent that the amendment permits the Company to provide broader indemnification rights than the DGCL permitted the Company to provide prior to such the amendment) against any and all expenses, judgments, penalties, fines and amounts reasonably paid in settlement that are incurred by the director, officer or such employee or on the director’s, officer’s or employee’s behalf in connection with any threatened, pending or completed proceeding or any claim, issue or matter therein, to which he or she is or is threatened to be made a party because he or she is or was serving as a director, officer or employee of the Company, or at its request as a director, partner, trustee, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful and (ii) the right of each of the Company’s directors and officers to indemnification and advancement of expenses shall be a contract right and shall not be exclusive of any other right now possessed or hereafter acquired under any statute, provision of the Charter or Bylaws, agreement, vote of stockholders or otherwise, among other provisions.

Additionally, the Company has also entered into indemnification agreements with each of its directors and executive officers (the “Indemnification Agreements”). These agreements provide that the Company will indemnify each of its directors and such officers to the fullest extent permitted by law and the Charter and Bylaws. The foregoing summary of the Indemnification Agreements is qualified in its entirety by the full text of the Form of Indemnification Agreement, which is filed as Exhibit (e)(6) to this Schedule 14D-9 and is incorporated herein by reference.

The Company also maintains a general liability insurance policy, which covers certain liabilities of directors and officers of the Company arising out of claims based on acts or omissions in their capacities as directors or officers.

The Merger Agreement provides that all rights to indemnification, advancement of expenses and exculpation by the Company existing as of the date of the Merger Agreement in favor of the current and former directors and officers of the Company for their acts and omissions occurring prior to the Effective Time, as provided in the Charter, the Bylaws and the Indemnification Agreements, shall not be amended, repealed or otherwise modified in any manner that would affect the indemnification rights thereunder, except as required by applicable law, and the Surviving Corporation will observe, honor and fulfill such rights to the fullest extent available under the DGCL for a period of six years from the Effective Time, and any claim made requesting indemnification pursuant to such indemnification rights within such six-year period will continue to be subject to the Merger Agreement and the indemnification rights provided under the Merger Agreement until disposition of such claim.

The Merger Agreement also provides that, from the Effective Time until the sixth anniversary of the Effective Time, the Surviving Corporation will, and Parent will cause the Surviving Corporation to, maintain, in effect, the existing policy of the directors’ and officers’ liability insurance maintained by the Company as of the date of the Merger Agreement (the “Existing D&O Policy”); provided that the maximum aggregate annual premium for such “tail” insurance policies shall not exceed 250% of the aggregate annual premium payable by the Company for coverage under the Existing D&O Policy.

If, following the Effective Time, Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and will not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, Ultimate Parent or Parent, as applicable, will ensure that the successors and assigns of Ultimate Parent, Parent or the Surviving Corporation, as the case may be, or at Parent’s option, Ultimate Parent or Parent, will assume the insurance and indemnification obligations described above.

Item 4. The Solicitation or Recommendation.

Recommendation of the Board

At a meeting of the Board held on January 31, 2021, the Board unanimously (i) determined that the Merger Agreement and the Transactions are advisable and fair to, and in the best interests of, the Company and its stockholders; (ii) agreed that the Merger Agreement will be subject to Section 251(h) of the DGCL; (iii) approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger; and (iv) resolved to recommend that the Company’s stockholders accept the Offer and tender their Company Shares pursuant to the Offer.

Accordingly, and for the other reasons described in more detail below, the Board, on behalf of the Company, hereby unanimously recommends that the Company’s stockholders accept the Offer and tender all of their Company Shares pursuant to the Offer.

A copy of the letter to the Company’s stockholders communicating the Board’s recommendation is filed as Exhibit (a)(5)(G) to this Schedule 14D-9 and is incorporated herein by reference. A copy of the joint press release issued by Horizon Therapeutics and the Company on February 1, 2021, announcing the Merger Agreement, the Offer and the Merger, is filed as Exhibit (a)(5)(A) to this Schedule 14D-9 and is incorporated herein by reference.

Background of the Offer

Viela is a biotechnology company dedicated to the discovery, development and commercialization of novel treatments for autoimmune and severe inflammatory diseases. In June 2020, the Company launched its first commercial drug product, UPLIZNA® (inebilizumab-cdon), following approval by the U.S. Food and Drug Administration (“FDA”) of UPLIZNA for the treatment of adult patients with neuromyelitis optica spectrum disorder (NMOSD) who are anti-AQP4 antibody positive as a twice-a-year maintenance regimen following initial doses. In the third quarter of 2020, the Company reported net sales of $2.3 million of UPLIZNA. In addition, the Company is developing a broad pipeline of drug candidates focused on a number of other autoimmune diseases with high unmet medical needs. The Company recently initiated Phase 3 clinical trials of inebilizumab for other indications (myasthenia gravis and IgG4-related disease), and has two additional clinical-stage (VIB4920 and VIB7734) and two pre-clinical product candidates focused on other autoimmune diseases, including Sjögren’s syndrome and lupus, as well as other conditions such as kidney transplant rejection.

The Board frequently reviews, with the Company’s management and the assistance of outside advisors, the Company’s strategic opportunities, including assessing partnership opportunities and other strategies to advance its programs for patients and maximize value for stockholders. Among other factors, the Board considers these alternatives in light of developments in the biopharmaceutical industry, the economy generally, financial markets and the Company’s capital requirements. As part of this process, from time to time, the Company’s management has engaged in business development discussions with participants in the biopharmaceutical industry. None of those discussions progressed beyond preliminary phases, nor did the Company enter into any acquisition-related non-disclosure or standstill agreements with such parties, other than as discussed below.

On July 2, 2020, Bing Yao, Ph.D., the Company’s chairman, president and chief executive officer, and Tim Walbert, Horizon Therapeutics’ chairman, president and chief executive officer, had an introductory phone call and agreed for the respective companies to begin a dialogue with the intent of discussing mutual interest in a potential collaboration between the two companies.

On July 10, 2020, Andy Pasternak, executive vice president and chief strategy officer of Horizon Therapeutics, had a phone call with the then head of business development and operations of the Company (“head of business development”), during which they generally discussed the Company’s drug portfolio, based on publicly available information, and potential collaboration ideas.

On July 15, 2020, the Company entered into the Confidentiality Agreement on customary terms with Horizon Therapeutics. The Confidentiality Agreement did not include a standstill provision.

On July 17, 2020, Joe Whalen, senior vice president, mergers and acquisitions and alliances at Horizon Therapeutics, had a phone call with the Company’s head of business development and Bart Kus, director of business operations at the Company. In this planning meeting, the Company agreed to provide confidential information in the future regarding the Company’s portfolio and to arrange a subsequent videoconference with members of the Company’s research and development team and Horizon Therapeutics to conduct a more detailed review of the Company’s portfolio.

Thereafter, during the summer of 2020, Horizon Therapeutics conducted preliminary due diligence on clinical, safety and regulatory data about the Company’s product and product candidates. In the late summer of 2020, Horizon Therapeutics expressed an interest in further exploring partnering discussions and requested a meeting among the companies’ respective scientific and clinical personnel.

On September 18, 2020, the Board met via videoconference with members of management and representatives of Goldman Sachs & Co. LLC (“Goldman Sachs”). Goldman Sachs, which had acted as the Company’s financial advisor since the Company’s initial public offering in October 2019, was asked to provide its views generally about the biotech landscape and strategies for optimally developing the Company’s pipeline and maximizing value, including addressing the following: potential approaches to partnering the Company’s various programs; the optimal process for soliciting interest in partnering from other parties, including a preliminary assessment of the parties that might be interested in such discussions; sell-side analyst perceptions of the market opportunities for the Company’s commercial product and product candidates; the stock performance of biotech companies pre-and post-first commercial launch; and examples of the cash positions of biotech companies with a recent or near-term commercial product launch. The Board agreed to proceed with additional exploratory partnering discussions with Horizon Therapeutics, while planning with Goldman Sachs to initiate a broader process of outreach to other third parties that may also have an interest in partnering.

On September 18, 2020, Mr. Pasternak, Mr. Whalen and members of Horizon Therapeutics’ research and development and commercial teams held a videoconference with Jörn Drappa, M.D., head of research & development and chief medical officer of the Company, and other members of the Company’s research and development team, together with the Company’s head of business development. The Company gave a presentation of confidential information regarding UPLIZNA, VIB4920 and VIB7734.

On September 22, 2020, Mr. Walbert contacted Dr. Yao and expressed Horizon’s interest in a collaboration opportunity with respect to VIB7734 and requested an in-person meeting to discuss its interests further.

On October 6, 2020, Mr. Walbert, Mr. Pasternak and Aaron Cox, senior vice president, corporate development of Horizon Therapeutics, met in Washington, D.C. with Dr. Yao to discuss the potential collaboration transaction regarding VIB7734. During the discussions, Dr. Yao indicated that the Company would be more interested in pursuing a broader collaboration beyond VIB7734. Later that day, subsequent to the meeting, Mr. Pasternak emailed Dr. Yao confirming Horizon Therapeutics’ interest in pursuing a broader collaboration transaction and requesting a follow-up discussion with members of the Company’s team to address additional questions that had arisen from the in-person meeting earlier that day.

On October 6, 2020, the Company formally engaged Goldman Sachs to assist it with one or more potential partnership or licensing transactions. This project was referred to internally as “Project Zenith” and entailed a proactive process of outreach to biopharmaceutical companies to solicit interest in partnering with the Company, with a focus on broad strategic partnerships to develop one or more product candidates in the Company’s pipeline. Given the potential broadness of this partnering mandate, Goldman Sachs was also engaged to serve as the Company’s financial advisor with respect to any potential sale transaction involving a portion or all of the Company, in case any partnering discussions took that direction. The Board chose Goldman Sachs because of the firm’s strength and experience in the life sciences industry, its qualifications and reputation in the investment community, its experience with transactions similar to those being considered by the Company and its familiarity with the Company.

For Project Zenith, the Company and Goldman Sachs analyzed a full range of companies, including mid-to-large sized pharmaceutical companies that might be interested in one or more of the Company’s product candidates. From early October until mid-November 2020, Goldman Sachs conducted outreach to eight global pharmaceutical companies based within and outside the United States to gauge their interest in potentially partnering with the Company. These companies are referred to herein as the “Project Zenith Companies”. This outreach was based on an assessment of whether partnering with the Company might be regarded as strategic to such companies, the financial resources, commercialization capabilities and records of success of such companies and their familiarity with the Company and its pipeline. In addition, the Company continued its ongoing discussions with Horizon Therapeutics and continued preliminary discussions with another pharmaceutical company relating to partnering UPLIZNA in certain foreign jurisdictions. This company was subject to a confidentiality agreement on customary terms that contained no standstill provision.

During this time, five of the eight Project Zenith Companies expressed an interest in having partnering discussions with the Company. By early November 2020, the other three Project Zenith Companies stated they had no such interest. These five companies signed confidentiality agreements on customary terms with the Company, two of which contained standard standstill provisions with a two-year term that did not contain any restriction on privately communicating proposals to the Board following any announcement of a change-of-control transaction. The confidentiality agreements for the other companies did not contain standstill provisions.

During early to mid-November 2020, the Company conducted formal management presentations with each of the five remaining Project Zenith Companies. These presentations consisted of detailed videoconferences with the respective companies’ management and operational teams. There were multiple telephone calls and emails between representatives of Goldman Sachs and the Company and several of these five interested parties with regard to next steps after these meetings.

On October 20, 2020, Mr. Pasternak, Mr. Whalen, members of Horizon Therapeutics’ clinical development and external search team and a clinical consultant to Horizon Therapeutics held a videoconference with Dr. Drappa, Mitchell Chan, chief financial officer of the Company, and the Company’s head of business development during which the Company’s team answered additional questions regarding the Company’s drug portfolio.

On October 29, 2020, Mr. Walbert called Dr. Yao to inform him that Horizon Therapeutics was interested in acquiring the Company, in lieu of a strategic partnership, and presented to the Company a non-binding offer to acquire the Company for $44.00 per share in cash. Later that day, Horizon Therapeutics sent to the Company a non-binding indication of interest with respect to the acquisition of all outstanding common stock and common stock equivalents of the Company for $44.00 per share in cash, subject to, among other things, Horizon Therapeutics’ completion of confirmative due diligence and the negotiation and execution of a definitive agreement (the “October 29 Proposal”). On October 28, 2020, the closing price of the Company Shares was $32.54 per share. The October 29 Proposal was not subject to any financing condition. Horizon Therapeutics stated it expected to conclude confirmatory due diligence quickly, given the extensive due diligence it had completed as part of the partnering discussion. Horizon Therapeutics expressed a desire to announce a transaction with the Company before Thanksgiving Day 2020. While the October 29 Proposal did not contain a specific reference to requesting the Company to enter into an exclusive negotiation period, Mr. Walbert conveyed this request orally to Dr. Yao. The October 29 Proposal stated Horizon Therapeutics’ expectation that any Company stockholders represented on the Board would sign support agreements requiring such stockholders to, among other things, tender or vote any Company Shares held by them in favor of any transaction with Horizon Therapeutics.

On October 30, 2020, at a regularly scheduled meeting of the Board held by videoconference, the Board discussed with Goldman Sachs the appropriate process for addressing the October 29 Proposal, and agreed to schedule a subsequent meeting of the Board to discuss.

On November 3, 2020, the Board met via videoconference with members of management, including the Company’s General Counsel, and representatives from Goldman Sachs to discuss Horizon Therapeutics’ October 29 Proposal. As a threshold matter, the Board discussed the merits of considering a potential sale transaction, in lieu of seeking partnering arrangements, given the Company’s prospects and risks of remaining as a standalone company, including, among other factors: the significant risks and uncertainties associated with developing its clinical programs; the need for significant additional capital to fund its recent commercial launch of UPLIZNA and its clinical and non-clinical programs; the attendant dilution to existing stockholders that equity capital-raising would have and the significant risks and uncertainties of successfully entering into one or more strategic partnerships necessary to fund and develop some or all of the Company’s pipeline programs.

With respect to the valuation which Horizon Therapeutics had ascribed to the Company in its October 29 Proposal, the Board reviewed the long-term financial forecast prepared by management, and discussed its underlying assumptions, which are included in this Schedule 14D-9 under “— Certain Financial Projections” (the “Forecasts”). The Board authorized the use of the Forecasts by Goldman Sachs for the valuation analyses. Representatives from Goldman Sachs provided the Board with preliminary intrinsic valuation analyses of the Company based on such projections.

In view of the foregoing, the Board determined that the October 29 Proposal was inadequate based on the intrinsic value of the Company and, therefore, was not at a level where the Board would consider a sale transaction in lieu of partnering or otherwise remaining as a standalone company. The Board authorized Dr. Yao to communicate that message to Horizon Therapeutics.

On November 4, 2020, Dr. Yao communicated to Mr. Walbert via a telephone call that the October 29 Proposal substantially undervalued the Company and was, therefore, not at a level at which the Company was prepared to engage in further discussions regarding a potential acquisition of the Company by Horizon Therapeutics. He noted the Board would give appropriate consideration to a significantly improved proposal consistent with its fiduciary duties.

On November 10, 2020, the Company reported third quarter results.

On November 12, 2020, Mr. Walbert held a telephone call with Dr. Yao where he presented to the Company a non-binding offer to acquire the Company for $49.50 per share in cash, and subsequently Horizon Therapeutics sent a revised non-binding indication of interest with respect to the acquisition of all outstanding common stock and common stock equivalents of the Company for $49.50 per share in cash, representing an approximately 12.5% increase from the October 29 Proposal (the “November 12 Proposal”). On November 11, 2020, the closing price of the Company Shares was $35.27 per share. The November 12 Proposal reiterated Horizon Therapeutics’ expectation to negotiate and execute a definitive agreement quickly.

On November 13, 2020, the Board met via videoconference with members of management, representatives from Goldman Sachs and representatives from Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., outside legal counsel to the Company (“Mintz”). Representatives from Mintz discussed the fiduciary duties of directors under Delaware law in the context of Horizon Therapeutics’ proposals and other strategic alternatives, including remaining as a standalone company with or without partnering arrangements. The Board discussed with representatives from Goldman Sachs Horizon Therapeutics’ revised offer price in the November 12 Proposal in comparison to (i) the preliminary intrinsic valuations of the Company that Goldman Sachs had previously prepared based on the Forecasts; (ii) merger and acquisition premiums in recent transactions in the life sciences industry; (iii) the 52-week trading range of the Company Shares; and (iv) sell-side analysts’ stock price targets for the Company Shares.

The Board also discussed the status of partnering discussions in Project Zenith. At the time, only four companies remained active in that process, after one of the participants, a global pharmaceutical company, informed the Company it was not interested in further discussions following the management presentations. Such company explained it was only interested in potentially partnering with specific program(s) of the Company and not a broader partnership arrangement. None of the remaining four companies had submitted any type of partnering proposal to the Company.

With respect to the November 12 Proposal, the Board concluded that Horizon Therapeutics’ revised offer price was insufficient, but was approaching a level where the Board would consider a sale transaction, in lieu of pursuing partnering or otherwise remaining as a standalone company, as being in the Company’s stockholders’ best interests. The Board then discussed with management and its advisors the best strategy to seek to increase Horizon Therapeutics’ proposal. The Board discussed whether to reject the November 12 Proposal, make a specific counterproposal or ask Horizon Therapeutics to re-bid with or without any guidance, and the risk that Horizon Therapeutics might cease pursuit of a transaction with the Company. The Board believed the best tactic was to convey receptivity to considering a rebid, with guidance towards $55.00 per share.

On November 16, 2020, Dr. Yao conveyed to Mr. Walbert that a revised offer that was closer to $55.00 than $49.50 per share would be required, if Horizon Therapeutics wanted the Board to consider further any sale proposal. Later that day, Mr. Walbert advised Dr. Yao that the third revised proposal was Horizon Therapeutics’ best and final offer and submitted a revised non-binding indication of interest with respect to the acquisition of all outstanding common stock and common stock equivalents of the Company for $53.00 per share in cash, representing an approximately 7% increase from the November 12 Proposal (the “November 16 Proposal”) and an approximately 20% increase from the October 29, 2020 Proposal. On November 16, 2020, the closing price of the Company Shares was $34.99 per share. The November 16 Proposal represented an approximately 58% premium to the Company Shares’ 30-day volume-weighted average stock price as of November 16, 2020. The November 16 Proposal reiterated Horizon Therapeutics’ expectation to negotiate and execute a definitive agreement quickly.

On November 17, 2020, the Board met via videoconference with members of management, representatives from Goldman Sachs and representatives from Mintz. The Board discussed with representatives from Goldman Sachs the revised offer price in the November 16 Proposal in comparison to (i) the preliminary intrinsic valuations of the Company Goldman Sachs had previously prepared based on the Forecasts and (ii) the other metrics described at the Board’s meeting on November 13, 2020, as updated accordingly. The consensus was that the Company was not likely to be able to negotiate a higher price from Horizon Therapeutics and attempting to do so would pose a significant risk of Horizon Therapeutics ceasing its pursuit of the Company.

The Board discussed the status of the Company’s partnering discussions. Only four of the Project Zenith Companies remained active in discussing potential partnering arrangements with the Company, and none had made any preliminary proposals to-date. Outside of Project Zenith, another company was still in active partnering discussions with the Company relating only to UPLIZNA in certain foreign jurisdictions and had made no proposal to-date regarding such matter.

After discussing the risks and benefits of remaining a standalone company and other strategic alternatives, the Board agreed that the revised offer price contained in the November 16 Proposal valued the Company at a level that a sale of the Company would be in the best interests of the Company’s stockholders, if such sale could otherwise be negotiated on favorable terms and timely completed. The Board discussed with its advisors the best strategy to confirm whether there might be other companies interested in, and capable of, acquiring the Company. The Board, based on its industry knowledge and the advice of its advisors, agreed that the Project Zenith Companies were the most likely to have potentially the interest in acquiring, and the capability to acquire, the Company, and that the responses of each company participating in Project Zenith were reliable indicators of potential interest in a whole Company acquisition. In this light, the Board discussed whether it should advise any or all of the remaining four Project Zenith Companies that the Company was now considering a sale and expressly ask them if they wanted to submit an acquisition proposal. The Board was mindful that taking such action would create the risk of leaks and of potentially jeopardizing (i) the existing partnering discussions with the remaining companies and (ii) the sale discussions with Horizon Therapeutics. Two of the four remaining Project Zenith Companies were viewed as unlikely to be interested in a whole Company acquisition based on their feedback during the Project Zenith process and circumstances specific to them. With respect to the other two companies, which we refer to as Company A and Company B, the Board directed Goldman Sachs to engage with them and ask specifically if either would be interested in submitting a proposal to acquire the Company.

The Board authorized the Company to inform Horizon Therapeutics that the Company would be willing to provide Horizon Therapeutics with additional due diligence information and enter into negotiations with respect to a definitive merger agreement on the basis of the revised $53.00 per share price set forth in the November 16 Proposal, provided that Horizon Therapeutics sign a customary standstill agreement and that there be no exclusive negotiation period.

Later on November 17, 2020, Goldman Sachs contacted Company A to determine whether it would have any interest beyond a partnering transaction, including potentially making an acquisition proposal for the whole Company. Company A replied that it was not interested in a broader transaction, beyond partnering with respect to one of the Company’s programs. In late November 2020, Goldman Sachs also contacted Company B to determine whether it would have any interest in making an acquisition proposal for the whole Company. It replied that it was not interested in doing so, but continued to evaluate partnership opportunities.

On November 18, 2020, a representative of Mintz sent Cooley LLP, Horizon Therapeutics’ outside legal counsel (“Cooley”), a draft Standstill Agreement for a term of one year. The Standstill Agreement permitted confidential approaches to the Board during the standstill period, and provided that the standstill obligation would terminate automatically if, among other reasons, the Company entered into a definitive agreement to be sold, such as the Merger Agreement.

On November 20, 2020, the Standstill Agreement with the terms described above was signed by the Company and Horizon Therapeutics. Horizon Therapeutics was granted full access to the Company’s online data room and commenced its confirmatory due diligence process. Later that day, Cooley delivered an initial draft of the Merger Agreement to Mintz. On November 23, 2020, Cooley sent Mintz an initial draft form of the Support Agreement.

From late November until mid-December 2020, representatives from Mintz and Cooley negotiated the terms of the Merger Agreement, including, among other items: the termination fee to be paid by the Company if, among other circumstances, the Company terminated the Merger Agreement to accept a Superior Proposal (as defined in the Merger Agreement); the ability of the Board to, under various circumstances, change its recommendation to stockholders; the tender offer conditions; the treatment of the Company’s outstanding stock options; the definition of “Company Material Adverse Effect”, including exclusions therefrom; the covenants, representations and warranties related to Parent’s financing of the transactions contemplated by the Merger Agreement; the obligations of Purchaser to extend the Offer in order to permit the satisfaction of certain conditions; and the efforts required of Parent to obtain regulatory approvals for the transactions contemplated by the Merger Agreement. During this same period, Mintz discussed the Support Agreement with counsel to certain of the Principal Stockholders, each of whom was affiliated with a director on the Board, and provided their comments to Cooley. Cooley discussed with Mintz the terms of the Support Agreement, including the circumstances under which the Support Agreement would terminate, and the non-solicitation provisions therein. Also during this time, Mintz also reviewed drafts of Parent’s debt commitment letter from its lenders to be signed in connection with the Merger Agreement.

Prior to Horizon Therapeutics’ announcement on December 17, 2020 (as described below), Horizon Therapeutics confidentially informed the Company it was stopping all discussions with the Company while Horizon Therapeutics focused on resolving an undisclosed business issue, which it would publicly disclose imminently. On December 17, 2020, Horizon Therapeutics issued a press release announcing short-term disruption in the supply of TEPEZZA, one of Horizon’s FDA-approved products, as a result of government-mandated COVID-19 vaccine production orders affecting Horizon Therapeutics’ contract manufacturer. Following the announcement, Mr. Pasternak reached out to Mr. Chan to reiterate the rationale for stopping discussions while Horizon focused on addressing the expected short-term disruption in TEPEZZA supply.

On December 18, 2020, the Board met via videoconference with members of management, representatives from Goldman Sachs and representatives from Mintz to discuss recent developments with Horizon Therapeutics and how it affected the Company’s strategic alternatives. At this time, of the original eight Project Zenith Companies, there was only one that was still active in the partnering process, and it had made no preliminary proposal to-date. Goldman Sachs reported that neither Company A nor Company B were interested in submitting an acquisition proposal and each was inactive with respect to partnering discussions.

On December 22, 2020, Mr. Chan called Mr. Pasternak to provide feedback from the Company’s management and the Board discussions regarding the termination of transaction discussions associated with the TEPEZZA supply shortage. On the call they agreed to speak again at some point following the JP Morgan Healthcare Conference in mid-January 2021.

On January 18, 2021, Mr. Pasternak reached out to Mr. Chan to resume discussions regarding a potential acquisition of the Company and informed him that Horizon Therapeutics’ supply disruption issue was sufficiently progressed where it was comfortable moving forward with discussions. Mintz and Cooley exchanged revised drafts of the Merger Agreement and disclosure schedules to the Merger Agreement, until being finalized on January 31, 2021.

On January 29, 2021, Horizon Therapeutics’ board of directors approved the substantially final forms of the Merger Agreement and other transaction agreements, and authorized Horizon Therapeutics’ management to enter into these agreements when final, with the expectation of a public announcement occurring February 1, 2021 before 9:30 a.m. Eastern Time.

On January 29, 2021, the Board held a meeting via videoconference with members of management and representatives from Goldman Sachs and Mintz. The purpose of the meeting was informational in anticipation of holding another Board meeting on January 31, 2021 to consider formally approving the Merger Agreement once finalized. At the meeting, Mintz reviewed with the Board a detailed summary of the key provisions of the Merger Agreement and the results of negotiations, and also reiterated the Board’s fiduciary obligations in considering a merger transaction. Mintz reviewed the material terms of Parent’s debt financing commitment letter and other factors potentially bearing on the completion of the proposed transaction. Representatives from Goldman Sachs reviewed their financial analysis, the text of their draft fairness opinion and Goldman Sachs’ relationship disclosures previously provided to the Company at the time of Goldman Sachs’ original engagement and updated accordingly (“—Opinion of Company’s Financial Advisor—Opinion of Goldman Sachs”).

On January 31, 2021, the Board held a meeting via teleconference with members of management and representatives from Goldman Sachs and Mintz. Representatives of Mintz confirmed that the Merger Agreement was final and there were no material changes since the prior meeting of the Board. Representatives of Goldman Sachs reiterated their financial analysis of the Offer Price and the Merger Consideration, and rendered to the Board an oral opinion, which was subsequently confirmed by delivery of a written opinion dated such date that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken in preparing its opinion, the Offer Price and the Merger Consideration to be paid to the holders of Company Shares (other than as specified in such opinion) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. For a detailed discussion of Goldman Sachs’ opinion, please see below under the caption “—Opinion of Company’s Financial Advisor”. The written opinion rendered by Goldman Sachs to the Board is attached to this Schedule 14D-9 as Annex A.

The Board discussed the potential reasons for and against the proposed transaction, including the Board’s analysis of the possible alternatives to the proposed transaction and the risks associated with such possible alternatives. Among the topics discussed included the fact that the Company had conducted a strategic process with Goldman Sachs (Project Zenith) and no other party had expressed an interest in a potential acquisition of the Company or any other strategic alternative that was more attractive than Horizon Therapeutics’ proposal (see below under the heading “—Reasons for Recommendation”). Certain employee matters were also discussed. Representatives from Mintz described the exposure of certain Company executives to an excise tax imposed by Section 4999 of the Internal Revenue Code as a result of the proposed transaction and the Board agreed to limited gross up payments capped at $3,000,000 in the aggregate as reimbursement for the affected executives, please see Item 3. “ —Arrangements with Current Executive Officers and Directors of the Company—Parachute Payments—Reimbursement of Excise Taxes.”

The Board then unanimously (i) determined that the Merger Agreement and the Transactions are advisable and fair to, and in the best interests of, the Company and its stockholders; (ii) agreed that the Merger Agreement will be subject to Section 251(h) of the DGCL; (iii) approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger; and (iv) resolved to recommend that the Company’s stockholders accept the Offer and tender their Company Shares pursuant to the Offer.

Following the Board meeting, the Company, Ultimate Parent, Parent and Purchaser executed and delivered the Merger Agreement and certain directors and executive officers of the Company and their respective affiliates delivered the Support Agreements with Parent and Purchaser. The parties agreed to publicly announce the transaction on the morning of February 1, 2021.

Before the opening of trading on Nasdaq on February 1, 2021, the Company and Horizon Therapeutics issued a joint press release announcing the execution of the Merger Agreement and the forthcoming commencement of a tender offer by Purchaser to acquire all of the outstanding Company Shares at a price of $53.00 per share in cash, and the Company filed a Current Report on Form 8-K.

On February 8, 2021, Horizon Therapeutics and the Company each filed their respective Premerger Notification and Report Forms under the HSR Act for review in connection with the Offer.

On February 12, 2021, Purchaser commenced the Offer.

Reasons for the Recommendation of the Board

The Board carefully considered the Offer, the Merger and the Merger Agreement and the transactions contemplated thereby, consulted with management and outside legal and financial advisors at various times, and took into account numerous matters including, but not limited to, the reasons enumerated below. The Board has unanimously (i) determined that the Merger Agreement and the Transactions are advisable and fair to, and in the best interests of, the Company and its stockholders; (ii) agreed that the Merger Agreement will be subject to Section 251(h) of the DGCL; (iii) approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger; and (iv) resolved to recommend that the Company’s stockholders accept the Offer and tender their Company Shares pursuant to the Offer:

Financial Terms; Certainty of Value

The Offer Price to be paid by Horizon Therapeutics would provide the Company’s stockholders with the opportunity to receive a significant premium over recent trading prices of the Company Shares. The Board reviewed the current and historical market prices with respect to the Company Shares and also considered the following:

•

Cash Consideration; Certainty of Value. The Offer Price of $53.00 per share in cash to be received by the Company’s stockholders provides immediate and certain value and liquidity and does not expose them to any future risks related to the Company’s business or financial markets generally.

•

Successful Negotiation. The Board negotiated an increase in the transaction consideration to $53.00 per share in cash from Horizon Therapeutics’ initial proposal of $44.00 per share, which the Board believed, after such negotiations with the Company and its representatives, was the highest price per share that Horizon Therapeutics was willing to pay as of the execution of the Merger Agreement.

•

Implied Premium. The relationship of the Offer Price to current and historical trading prices of the Company Shares, including the fact that the Offer Price represents a premium of approximately 52.8% over the Company’s closing price on January 29, 2021, the last trading day before the Board’s approval of the Transaction.

•

Lack of Potential Counterparties. Horizon Therapeutics was the only party to make a proposal to acquire 100% of the Company Shares and the Board believed, as a result of the strategic process conducted by the Company with the assistance of Goldman Sachs and based on discussions and negotiations by the Company’s senior management and advisors with Horizon Therapeutics and its advisors, that the Offer Price was the highest price that Horizon Therapeutics or any other interested party would be willing to pay, that the Merger Agreement contained the most favorable terms to the Company to which Horizon Therapeutics was willing to agree and that it was unlikely that any potential alternative bidder could consummate a transaction that would be on terms superior to those offered by Horizon Therapeutics.

•

Industry and Economy. The Board considered the current state of the economy and assessed the stage of the pharmaceutical industry cycle, financing markets, uncertainty in drug pricing and uncertainty surrounding forecasted economic conditions both in the near term and the long term, generally and within the Company’s industry in particular.

•

Impact of COVID-19. The Board considered the potential effects of the COVID-19 pandemic on the Company’s current and future business and operations, including customer, supplier, vendor and manufacturer interactions, clinical trial enrollments and interactions with and responses from governmental authorities.

•

Certain Forecasts and Goldman Sachs’ Fairness Opinion and Related Analyses. The Board considered certain forecasts for the Company prepared by members of its senior management, which reflected an application of various assumptions of the Company’s management with respect to its approved product and product candidates, including the following:

•

the Board’s assessment of the Company’s implied value on a standalone basis relative to the Offer Price, based in part on the financial analyses reviewed with the Board by Goldman Sachs, as more fully described below in the section entitled “ —Opinion of the Company’s Financial Advisor;” and

•

the opinion of Goldman Sachs to the effect that, as of the date of Goldman Sachs’ opinion, and based upon and subject to the various assumptions, matters considered and limitations and qualifications set forth in Goldman Sachs’ written opinion, the $53.00 per share in cash to be paid to the holders (other than Parent and its affiliates) of the Company Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders, as more fully described below in the section entitled “ —Opinion of the Company’s Financial Advisor.”

For further discussion, see “ —Certain Financial Projections.”

Prospects of the Company

The Board considered the Company’s current and historical business, financial condition, results of operations, competitive position, strategic alternatives and financial prospects, as well as the Company’s long-term business plan and prospects and the execution risks associated with the development, regulatory approval and commercialization of the Company’s commercial product and product candidates (whether on its own or through collaboration with strategic partners), including:

•	the risks faced by the Company as an independent public company, including:

•

Cost of and Need for Additional Capital. The Company’s financial position, anticipated operating expenses and the need to raise substantial additional capital to further commercialize UPLIZNA, to fund clinical development of UPLIZNA (for the treatment of conditions other than neuromyelitis optica spectrum disorder), VIB4920 and VIB7734 and bring these product candidates through clinical trials and potential commercialization, including the Company’s obligation to make milestone and royalty payments in connection with VIB7734 and the financial constraints on the Company’s ability to pursue these activities if such financing were not available. The Board also considered the risk that equity or debt financing, or collaboration or strategic partnerships, may not be available on acceptable terms, if at all, and considered the uncertain cost of such financings and the substantial dilution that could that result to existing stockholders of the Company from any equity financing.

•

Reliance on UPLIZNA as the Company’s Only Approved Product. The uncertain commercial outlook for UPLIZNA, which is currently the Company’s only FDA-approved product and became available to patients in June 2020. The commercial outlook for UPLIZNA depends on a number of factors, including the effectiveness of the Company’s sales team, marketing and advertising spend, the degree of market acceptance, patients’ access to UPLIZNA from insurers without undue restriction, manufacturing, supply and distribution matters and the impact of the ongoing COVID-19 pandemic.

•

Risks Related to the Company’s Clinical Development Programs. The length of time, cost and related risks concerning the successful development, regulatory approval, eventual commercialization and market acceptance of the Company’s UPLIZNA, VIB4920 and VIB7734 product candidates, including the risks that its clinical trials could take longer than expected and may have results that, even if positive, may not indicate a product profile that would be competitive with the Company’s competitors’ products that are approved for the treatment of the conditions the Company’s product candidates are designed to treat and that the FDA or equivalent governmental regulatory body may not approve any such product candidates.

•

The Company’s Current Investigational Pipeline. The status of and prospects for the Company’s current investigational pipeline of programs that are not yet in clinical trials, the potential cost of these programs and the fact that these early-stage pipeline programs may not result in product candidates, that any clinical trials of these pipeline programs may not be successful, and that the FDA or equivalent governmental regulatory body may not approve any such products.

•

Competitive Risks. The Company’s competitive position in the biopharmaceutical industry and competitive risks, including existing or potential future competition from larger and better funded companies, such as Alexion Pharmaceuticals, Inc. and Genentech, Inc., that might have competitive advantages from their broader commercial scope and economies of scale in pricing.

•

Employee Retention and Hiring. The Company’s need to retain its senior management and employees, and the Company’s need to recruit, retain and motivate qualified executives and other key employees amid intense hiring competition for such qualified individuals, including from larger competitors and the cash impact of competitive compensation packages and dilution resulting from equity-based incentive compensation.

•

the Board’s belief, after a comprehensive exploration of the above considerations, that the completion of the Offer and the consummation of the Merger represents the Company’s best reasonably available alternative for maximizing stockholder value.

Strategic Alternatives

The Board considered the other strategic alternatives available to the Company, including:

•	the alternative of remaining an independent company;

•

the possibility of other parties making an offer to acquire the Company, including the timing and likelihood of such an offer, and the terms of the Merger Agreement allowing the Company to terminate the Merger Agreement to enter into an alternative transaction as described below;

•

the fact that the Company had conducted a strategic process with Goldman Sachs (Project Zenith), which consisted of contacting eight companies that the Company believed would be interested in, and capable of, a broad strategic partnership with the Company. The results of this process and further outreach to certain Project Zenith Companies regarding whether they might be interested in acquiring the Company did not result in any proposals for an acquisition of the Company or other strategic alternatives; and

•

the Board’s belief that continuing to pursue partnering transactions for the Company’s product and product candidates was unlikely to result in greater value to the Company’s stockholders based on (1) the results of Project Zenith to-date and (2) the fact that any partnering arrangement, if achieved, would continue to involve significant risks and uncertainties, including the risks related to product development, clinical trials and regulatory approval described above as well as risks related to the party’s commitment and capability to effectively commercialize the licensed products and to generate significant future revenues for the Company.

Speed and Likelihood of Consummation

The Board considered the likelihood that the Merger and Offer would be consummated in a timely manner, including the following:

•

the Merger is structured as a two-step transaction under Section 251(h) of the DGCL, potentially enabling the Company’s stockholders to receive the Offer Price pursuant to the Offer in a relatively short time frame, followed promptly by the Merger in which the Company’s stockholders who do not tender in the Offer will receive the same price per Share as is paid in the Offer, and that such relatively short time frame would be expected to reduce the uncertainty and potential disruption to the Company’s business pending the closing of the Merger;

•

the likelihood that the Offer and the Merger would be consummated in a timely and orderly manner as a result of a number of factors, including (1) the Offer Price as compared to recent trading prices of the Company Shares, and the certainty of value to the Company’s stockholders presented by the Offer; (2) the business reputation, management and significant financial resources of Horizon Therapeutics and willingness of Horizon Therapeutics to consummate the Offer; (3) Horizon Therapeutics’ track record of completing acquisition transactions; (4) the nature of the conditions to the Offer and Merger, including the definition of “Company Material Adverse Effect” in the Merger Agreement, provide a high degree of likelihood that the Offer and Merger will be consummated; and (5) the Company’s ability to specifically enforce Parent’s and Purchaser’s obligations under the Merger Agreement, including Parent’s and Purchaser’s obligations to consummate the Offer and Merger, and the Company’s ability to seek damages upon any willful and material breach by Parent or Purchaser of the Merger Agreement;

•

the Board’s belief, following consultation with its legal advisors, that the Transactions presented a limited risk of not achieving regulatory clearance or having a delay in the consummation of the Merger due to regulatory review; and

•	the consummation of the transactions contemplated by the Merger Agreement is not subject to any financing condition.

Merger Agreement Terms

The Board considered the terms in the Merger Agreement, including:

•

Ability to Respond to Unsolicited Acquisition Proposals. At any time prior to the time Purchaser accepts for payment Company Shares tendered and not validly withdrawn pursuant to the Offer, and if prior to taking such actions the Board determines in good faith, after consultation with independent financial advisors and outside legal counsel, that an unsolicited acquisition proposal from a third party constitutes or would reasonably be expected to lead to a Superior Proposal (as defined in the Merger Agreement) and the failure to take such actions would be inconsistent with its fiduciary duties to the Company’s stockholders under applicable legal requirements, then the Company and its representatives may enter into a confidentiality agreement with the third party and furnish information with respect to the Company and engage in or otherwise participate in discussions or negotiations with the person or group of persons making such acquisition proposal (as more fully described in the Offer to Purchase under the section “The Merger Agreement; Other Agreements —The Merger Agreement —No Solicitation”).

•

Change of Recommendation in Response to a Superior Proposal; Ability to Accept a Superior Proposal. Prior to the Effective Time, the Board may effect a Company Adverse Change Recommendation (as defined in the Merger Agreement) or terminate the Merger Agreement to enter into a Specified Agreement (as defined in the Merger Agreement), provided that the Company has taken certain specified steps as required by the Merger Agreement, including that the Board determines in good faith after consultation with independent financial advisors and outside legal counsel that the failure to make a Company Adverse Change Recommendation or terminate the Merger Agreement to enter into a Specified Agreement would be inconsistent with its fiduciary duties to the Company’s stockholders under applicable legal requirements; the Company has given Parent written notice of the Board’s intention to make a Company Adverse Change Recommendation or terminate the Merger Agreement to enter into a Specified Agreement no earlier than four business days after the Company provides such notice to Parent; that the Company has negotiated in good faith with Parent, to the extent that Parent desires to negotiate, with respect to any proposed revisions to the Merger Agreement or other proposals by Parent so that the Acquisition Proposal (as defined in the Merger Agreement) would no longer constitute a Superior Proposal and that the Company is not in breach in any material respect of its non-solicitation obligations with respect to the Superior Proposal or Acquisition Proposal. The Company’s ability to terminate the Merger Agreement is subject to the Company’s payment to Parent of a termination fee of $107.0 million (as more fully described in the Offer to Purchase under the sections, “The Merger Agreement; Other Agreements — Merger Agreement — No Solicitation”; “ — The Merger Agreement; Other Agreements — Merger Agreement — Company Adverse Change Recommendation”; “The Merger Agreement; Other Agreements — Merger Agreement — Termination” and “The Merger Agreement; Other Agreements — Merger Agreement — Effect of Termination”).

•

Change of Recommendation in Response to an Intervening Event. The ability of the Board under the Merger Agreement to withdraw or modify its recommendation that Company’s stockholders tender their Company Shares to Purchaser pursuant to the Offer in certain circumstances, including certain circumstances in connection with a superior offer or a material event or development constituting a change in circumstances, subject to payment of the termination fee (as more fully described in the Offer to Purchase under the section “The Merger Agreement; Other Agreements — Merger Agreement — Company Adverse Recommendation Change”).

•

Termination Fee. Parent is entitled to terminate the Merger Agreement in the event that the Board changes its recommendation, in which event the Company will have an obligation to pay to Parent a termination fee of $107.0 million (as more fully described in the Offer to Purchase under the sections “The Merger Agreement; Other Agreements — Merger Agreement — Termination” and “The Merger Agreement; Other Agreements — Merger Agreement — Effect of Termination”). The Board believes, after discussions with Mintz and Goldman Sachs, that the amount of the termination fee is reasonable in light of the terms of the Merger Agreement and the negotiation process that led to the execution of the Merger Agreement, is comparable to termination fees in similarly sized transactions and is unlikely to serve as a meaningful deterrent to other acquisition proposals.

•

Extension of the Offer. Purchaser’s obligation to accept and pay for all Company Shares that have been validly tendered into the Offer and not validly withdrawn is subject to the satisfaction or waiver of a number of conditions; however Purchaser is required to extend the Offer beyond the initial Expiration Date for: (i) the minimum period required by any applicable law, interpretation of the SEC or its staff or Nasdaq or its staff; (ii) periods of not more than ten business days per extension, until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act shall have expired or been terminated; and (iii) up to two additional periods of not more than ten business days each, at the request of the Company, if, as of the scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived; provided that Purchaser shall not in any event be required to extend the Offer beyond the earlier to occur of (x) the termination of the Merger Agreement and (y) the End Date (as such term is defined in the Merger Agreement).

•

End Date. The date of July 30, 2021 is the termination date under the Merger Agreement on which either Parent or the Company, subject to certain exceptions, can terminate the Merger Agreement. This date is anticipated to allow for sufficient time to consummate the Offer and the Merger and is subject to additional automatic extensions if certain antitrust consents and approvals have not been obtained.

General Matters

The Board considered a number of other reasons related to the Merger, including:

•

Appraisal Rights. Statutory appraisal rights under the DGCL in connection with the Merger will be available to stockholders who do not tender their Company Shares in the Offer and who otherwise comply with all required procedures under the DGCL. For a description of these appraisal rights, see information under the heading “Item 8. Additional Information — Appraisal Rights.”

•

Unanimous Board Approval. The fact that resolutions approving the Merger Agreement were unanimously approved by all seven members of the Board, which is comprised of a majority of independent directors who are neither affiliated with Horizon Therapeutics nor employees of the Company, and which retained and received advice from Mintz and Goldman Sachs in evaluating, negotiating and recommending the terms of the Merger Agreement.

•	Support from Existing Stockholders. The fact that (1) each of the Principal Stockholders, who collectively held approximately 54% of the outstanding Company Shares as of January 31, 2021, supports the transaction with Horizon Therapeutics and agreed to enter into the Offer and Tender and Support Agreement after arms-length negotiation, (2) the Company Shares subject to the Support and Support Agreements will be reduced to 45% of the outstanding Company Shares in the event of a change in the Board’s recommendation in accordance with the Merger Agreement and (3) the Tender and Support Agreements will terminate upon termination of the Merger Agreement and certain other specified events.

The Board also considered a number of uncertainties, risks and potentially negative reasons in its deliberations concerning the Merger, including the following (not necessarily in order of relative importance):

•

No Ongoing Equity Interest in the Company. The Offer Price, while providing relative certainty of value, would not allow the Company’s stockholders to participate in the possible growth and profits of the Company following the completion of the Merger, including commercialization of UPLIZNA, positive outcomes in the clinical trials, FDA approval process and commercialization of product candidates and any other research and development program, each of which could result, if the Company had remained independent, in future prices for the Company Shares in excess of the Offer Price.

•

Inability to Solicit Takeover Proposals. The fact that the non-solicitation provisions of the Merger Agreement that restrict the Company’s ability to solicit or, subject to certain exceptions, engage in discussions or negotiations with third parties regarding a proposal to acquire the Company, and the fact that, upon termination of the Merger Agreement under certain specified circumstances, the Company will be required to pay a termination fee of $107.0 million, which could have the effect of discouraging alternative proposals for a business combination with the Company or adversely affect the valuation that might be proposed by a third party.

•

Transaction Costs. There are and will be significant costs involved in connection with entering into and completing the Merger and related actions, substantial time and effort of the Company’s management and certain other employees will be required to complete the Merger and the related actions, and there may be significant related disruptions or potential disruptions to the Company’s business operations and future prospects, including its relationships with its employees, suppliers and partners and others that do business or may do business in the future with the Company.

•

Interim Operating Covenants. The terms of the Merger Agreement impose operational restrictions on the Company between signing and closing (which may delay or prevent the Company from undertaking business opportunities that may arise pending the completion of the Merger or any other action the Company would otherwise take with respect to the operations of the Company absent the pending Merger).

•	Litigation Risk. The risk of litigation in connection with the execution of the Merger Agreement, the completion of the Offer, the Transactions, and the consummation of the Merger.

•	Tax Treatment. The fact that the consideration paid as a result of the Offer and the Merger would be taxable to the Company’s stockholders that are U.S. holders for U.S. federal income tax purposes.

•

Potential Conflicts of Interest. The fact that the interest of the Company’s executive officers and directors in the Merger that may be different from, or in addition to, those of the Company’s stockholders generally, as more fully described under the caption entitled Item 3. “—Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company.”

•	Risks That the Merger Might Not Be Completed. The risk that the Merger might not be completed and the effect of a resulting public announcement of the termination of the Merger Agreement on:

•

the market price of the Company Shares, which could be adversely affected by many factors, including (1) the reason the Merger Agreement was terminated and whether such termination results from factors adversely affecting the Company; (2) the possibility that the marketplace would consider the Company to be an unattractive acquisition candidate; and (3) the possible sale of the Company Shares by short-term investors following the announcement of the termination of the Merger Agreement;

•	the Company’s operating results, particularly in light of the costs incurred in connection with the Transactions, including the potential requirement to pay a termination fee;

•	the ability to attract and retain key personnel and other employees; and

•

the relationships with the Company’s employees, suppliers, partners and others that do business or may do business in the future with the Company. During its consideration of the Merger Agreement and the Merger, the Board also was aware of the fact that some of the Company’s directors and executive officers have interests in the Merger that differ from, or are additive to, the interests of the Company’s stockholders generally, which interests are described under the caption entitled Item 3. “—Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company.”

In light of these various reasons and having weighed the risks, uncertainties, restrictions and potentially negative reasons associated with the Offer and the Merger with the potential benefits of the Offer and the Merger, the Board unanimously (i) determined that the Merger Agreement and the Transactions are advisable and fair to, and in the best interests of, the Company and its stockholders; (ii) agreed that the Merger Agreement will be subject to Section 251(h) of the DGCL; (iii) approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger; and (iv) resolved to recommend that the Company’s stockholders accept the Offer and tender their Company Shares pursuant to the Offer.

Intent to Tender

To the knowledge of the Company, after making reasonable inquiry, all of the Company’s executive officers and directors currently intend to tender or cause to be tendered all Company Shares held of record or beneficially owned by such person or entity pursuant to the Offer. The foregoing does not include any Company Shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Opinion of the Company’s Financial Advisor

Goldman Sachs delivered its opinion to the Board that, as of January 31, 2021 and based upon and subject to the factors and assumptions set forth therein, the Offer Price to be paid to the holders (other than Parent and its affiliates) of Company Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated January 31, 2021, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex I. Goldman Sachs provided advisory services and its opinion for the information and assistance of the Board in connection with its consideration of the Transactions. The Goldman Sachs opinion is not a recommendation as to how any holder of Company Shares should vote with respect to the Transactions or any other matter. Pursuant to an engagement letter between the Company and Goldman Sachs, the Company has agreed to pay Goldman Sachs a transaction fee of approximately $45.8 million, all of which is contingent upon consummation of the Transactions.

Opinion of Goldman Sachs

Goldman Sachs rendered its opinion to the Board that, as of January 31, 2021 and based upon and subject to the factors and assumptions set forth therein, the Offer Price to be paid to the holders (other than Parent and its affiliates) of Company Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated January 31, 2021, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex I. Goldman Sachs provided advisory services and its opinion for the information and assistance of the Board in connection with its consideration of the Transactions. The Goldman Sachs opinion is not a recommendation as to how any holder of Company Shares should vote with respect to the Transactions or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the Merger Agreement;

•	the annual report to stockholders and the Annual Report on Form 10-K of the Company for the year ended December 31, 2019;

•	the Company’s Registration Statement on Form S-1, including the prospectus contained therein dated October 2, 2019, relating to an initial public offering of the Company Shares;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company;

•	certain other communications from the Company to its stockholders;

•	certain publicly available research analyst reports for the Company; and

•

certain internal financial analyses and forecasts for the Company and product-level forecasts prepared by its management, as approved for Goldman Sachs’ use by the Company, including probability of success adjusted Company and product-level forecasts and certain estimates prepared by the management of the Company related to the expected utilization by the Company of certain net operating loss carryforwards of the Company, as approved for Goldman Sachs’ use by the Company (such adjusted forecasts and utilization estimates, collectively, the “Forecasts”).

Goldman Sachs also held discussions with members of the senior management of the Company regarding the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the Company Shares; compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the biopharmaceutical industry; and performed such other studies and analyses, and considered such other factors, as Goldman Sachs deemed appropriate.

For purposes of rendering its opinion, Goldman Sachs, with the Company’s consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, it, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed with the Company’s consent that the Forecasts were reasonably prepared on a basis reflecting the best then available estimates and judgments of the management of the Company. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company and it was not furnished with any such evaluation or appraisal. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transactions will be obtained without any adverse effect on the expected benefits of the Transactions in any way meaningful to its analysis. Goldman Sachs has also assumed that the Transactions will be consummated on the terms set forth in the Merger Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.

Goldman Sachs’ opinion does not address the underlying business decision of the Company to engage in the Transactions or the relative merits of the Transactions as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs’ opinion addresses only the fairness from a financial point of view to the holders (other than Parent and its affiliates) of Company Shares, as of the date of its opinion, of the Offer Price to be paid to such holders pursuant to the Merger Agreement. Goldman Sachs’ opinion does not express any view on, and does not address, any other term or aspect of the Merger Agreement or Transactions or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the Transactions, including the fairness of the Transactions to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transactions, whether relative to the Offer Price to be paid to the holders (other than Parent and its affiliates) of Company Shares pursuant to the Merger Agreement or otherwise. Goldman Sachs’ opinion does not express any view as to the prices at which the Company Shares will trade at any time or, as to the potential effects of volatility in the credit, financial and stock markets on the Company, Parent, Horizon Therapeutics or the Transactions, or as to the impact of the Transactions on the solvency or viability of the Company, Parent or Horizon Therapeutics or the ability of the Company, Parent or Horizon Therapeutics pay their respective obligations when they come due. Goldman Sachs’ opinion was necessarily based on economic, monetary market and other conditions, as in effect on, and the information made available to it as of, the date of its opinion and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

The following is a summary of the material financial analyses delivered by Goldman Sachs to the Board in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before January 29, 2021, the last trading day before the public announcement of the Transactions, and is not necessarily indicative of current market conditions.

Illustrative Discounted Cash Flow Analysis.

Using the Forecasts, Goldman Sachs performed an illustrative discounted cash flow analysis on the Company. Using discount rates ranging from 10.0% to 11.5%, reflecting estimates of the Company’s weighted average cost of capital, Goldman Sachs discounted to present value as of December 31, 2020 (i) estimates of unlevered free cash flow for the Company for the years 2021 through 2039 as reflected in the Forecasts and (ii) a range of illustrative terminal values for the Company, which were calculated by applying perpetuity growth rates ranging from 0.0% to 1.5%, to a terminal year estimate of unlevered free cash flow to be generated by the Company, as reflected in the Forecasts. In addition, using discount rates ranging from 10.0% to 11.5%, reflecting an estimate of the Company’s weighted average cost of capital, Goldman Sachs discounted to present value as of December 31, 2020 the estimated benefits of the Company’s net operating losses, or NOLs, for the years 2021 through 2039, as reflected in the Forecasts. Goldman Sachs derived such discount rates by application of the Capital Asset Pricing Model, or CAPM, which requires certain company-specific inputs, including the company’s target capital structure weightings, the cost of long-term debt, after tax yield on permanent excess cash, if any, future applicable marginal cash tax rate and a beta for the company, as well as certain financial metrics for the United States financial markets generally. The range of perpetuity growth rates was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account the Forecasts and market expectations regarding long-term real growth of gross domestic product and inflation. Goldman Sachs derived ranges of illustrative enterprise values for the Company by adding the ranges of present values it derived above. Goldman Sachs then added to the range of illustrative enterprise values it derived for the Company using a net cash estimate of $380 million as of December 31, 2020, as provided by the management of the Company, to derive a range of illustrative equity values for the Company. Goldman Sachs then divided the range of illustrative equity values it derived by the number of fully diluted outstanding Company Shares as of January 27, 2021, as provided by Company management to derive a range of illustrative present values per Share ranging from $48.40 to $58.03.

Illustrative Sum of the Parts Analysis.

Using the Forecasts, Goldman Sachs performed an illustrative sum-of-the-parts discounted cash flow analysis of the Company. In connection with this analysis, Goldman Sachs performed separate discounted cash flow analyses with respect to each of the following items of the Company:

•	UPLIZNA (NMOSD);

•	Inebilizumab (MG);

•	Inebilizumab (IgG4);

•	Inebilizumab (Kidney Transplant Desensitization);

•	VIB4920 (Sjögren’s Syndrome and Kidney Transplant Rejection);

•	VIB7734;

•	Additional potential product candidates and indications;

•	The Company management’s estimates of certain operating expenses reflected in the Forecasts that had not been allocated to specific products; and

•	The benefits of the Company’s estimated future NOLs reflected in the Forecasts.

Using discount rates ranging from 10.0% to 11.5%, reflecting estimates of the Company’s weighted average cost of capital, Goldman Sachs discounted to present value as of December 31, 2020 the following: (i) estimates of unlevered free cash flow to be generated from each of UPLIZNA (NMOSD), Inebilizumab (MG), Inebilizumab (IgG4), Inebilizumab (Kidney Transplant Desensitization), VIB4920 (Sjögren’s Syndrome and Kidney Transplant Rejection) and VIB7734 (collectively, the “named products”) for the years 2021 through 2039, as reflected in the Forecasts; (ii) estimates of unlevered free cash flow to be generated from additional potential product candidates and indications for the years 2021 through 2039, each as reflected in the Forecasts; (iii) a range of illustrative terminal values for the additional potential product candidates and indications by applying a perpetuity growth rate of 1% to a terminal year estimate of unlevered free cash flow to be generated from these unidentified products (Goldman Sachs assumed no terminal value for the named products), (iv) the Company management’s estimates of certain operating expenses that had not been allocated to specific products, as reflected in the Forecasts; and (v) the benefits estimated by the Company’s management to be derived by the Company from its utilization of the Company’s estimated NOLs as reflected in the Forecasts. Goldman Sachs derived the discount rates above by application of the CAPM.

Goldman Sachs derived a range of illustrative present values per Share for each of the items above by dividing each of the ranges of illustrative values derived above by the number of fully diluted outstanding Company Shares as of January 27, 2021, as provided by Company management.

Goldman Sachs then added together the per Company Share ranges it derived for each such item listed above with net cash per Company Share, which was calculated using a net cash estimate of $380 million as of December 31, 2020, as provided by the management of the Company, divided by the number of fully diluted outstanding Company Shares as of January 27, 2021, as provided by the management of the Company, to derive a range of illustrative present values per Share ranging from $49.97 to $58.83.

Selected Precedent Transaction Analysis.

Goldman Sachs reviewed and analyzed, using publicly available information, the acquisition premia for selected transactions announced since 2015 involving a publicly company in the biopharmaceutical industry as the target where the disclosed enterprise values for the transaction were between $1 billion and $5 billion. For the entire period, using publicly available information, Goldman Sachs calculated the median, 25th percentile and 75th percentile premiums of the price paid in the 15 selected transactions relative to the target’s last undisturbed closing stock price prior to announcement of the transaction. The selected transactions and the implied premia calculated for each of the transactions (as well as the implied transaction value) are set forth below:

Date Announced	Acquiror	Target / Seller	Transaction Value ($ billion)	Premium to Undisturbed Stock Price (%)
August 17, 2020	Sanofi S.A.	Principia Biopharma Inc.	3.7	35%
May 5, 2020	Alexion Pharmaceuticals, Inc.	Portola Pharmaceuticals, Inc.	1.4	132%
March 2, 2020	Gilead Sciences, Inc.	Forty Seven, Inc.	4.9	96%
January 10, 2020	Eli Lilly and Company	Dermira, Inc.	1.0	28%
December 9, 2019	Sanofi S.A.	Synthorx, Inc.	2.5	172%
December 9, 2019	Merck & Co., Inc.	ArQule, Inc.	2.7	107%
December 2, 2019	Astellas Pharma Inc.	Audentes Therapeutics, Inc.	3.0	107%
October 10, 2019	UCB S.A.	Ra Pharmaceuticals Inc.	2.1	112%
September 16, 2019	H. Lundbeck A/S	Alder BioPharmaceuticals, Inc.	2.0	79%
February 25, 2019	Roche Holding Ltd.	Spark Therapeutics, Inc.	4.3	122%
October 18, 2018	Novartis AG	Endocyte, Inc.	2.1	54%
January 29, 2018	Sanofi S.A.	Ablynx NV	4.8	118%
October 30, 2017	Novartis AG	Advanced Accelerator Applications S.A.	3.9	37%
November 6, 2015	AstraZeneca PLC	ZS Pharma, Inc.	2.5	42%
March 30, 2015	Teva Pharmaceutical Industries Ltd.	Auspex Pharmaceuticals, Inc.	3.2	42%

This analysis indicated a median premium of 96% across the period. This analysis also indicated a 25th percentile premium of 42% and 75th percentile premium of 118% across the period. Using this analysis, Goldman Sachs applied a reference range of illustrative premiums of 42% to 118% to the undisturbed closing price per Share of $34.68 as of January 29, 2021 and calculated a range of implied equity values per Company Share of $49.25 to $75.60.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to the Company or Parent or the contemplated transactions.

Goldman Sachs prepared these analyses for purposes of Goldman Sachs providing its opinion to the Board as to the fairness from a financial point of view to the holders (other than Parent and its affiliates) of Company Shares of the Offer Price to be paid to such holders pursuant to the Merger Agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of the Company, Parent, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The Offer Price consideration was determined through arm’s-length negotiations between the Company and Parent and was approved by the Board. Goldman Sachs provided advice to the Company during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to the Company or the Board or that any specific amount of consideration constituted the only appropriate consideration for the Transactions.

As described above, Goldman Sachs’ opinion to the Board was one of many factors taken into consideration by the Board in making its determination to approve the Merger Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex I.

Goldman Sachs and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Parent, any of their respective affiliates and third parties, including AstraZenecaPLC, a significant shareholder of the Company (“AstraZeneca”) and its affiliates, and Boyu Capital Advisory Company Limited, a significant shareholder of the Company (“Boyu”) and its affiliates and portfolio companies, or any currency or commodity that may be involved in the Transactions. Goldman Sachs acted as financial advisor to the Company in connection with, and participated in certain of the negotiations leading to, the Transactions. Goldman Sachs has provided certain financial advisory and/or underwriting services to the Company and/or its affiliates from time to time for which the Investment Banking Division of Goldman Sachs has received, and may receive, compensation, including having acted as lead bookrunner with respect to the initial public offering of 9,085,000 shares of Common Stock in October 2019; and as joint bookrunner with respect to a follow-on public offering of 3,600,000 shares of Common Stock by the Company and 540,000 shares of Common Stock on behalf of certain selling stockholders in May 2020. During the two year period ended January 31, 2021, Goldman Sachs recognized compensation for financial advisory and/or underwriting services provided by its Investment Banking Division to the Company and/or its affiliates of approximately $3.5 million. Goldman Sachs also has provided certain financial advisory and/or underwriting services to Parent and/or its affiliates from time to time for which the Investment Banking Division of Goldman Sachs has received, and may receive, compensation, including having acted as joint bookrunner with respect to the follow-on offering of 14,081,632 ordinary shares of Horizon Therapeutics in March 2019; as joint bookrunner with respect to a bank loan to Parent (aggregate principal amount $518,026,000) in May 2019; as joint bookrunner with respect to the private placement of Parent’s 5.500% Senior Notes due 2027 (aggregate principal amount $600,000,000) in July 2019; and as joint bookrunner with respect to a bank loan to Parent (aggregate principal amount $418,026,000) in December 2019. During the two year period ended January 31, 2021, Goldman Sachs recognized compensation for financial advisory and/or underwriting services provided by its Investment Banking Division to Parent and/or its affiliates of approximately $4.7 million. Goldman Sachs also has provided certain financial advisory and/or underwriting services to AstraZeneca and/or its affiliates from time to time for which the Investment Banking Division of Goldman Sachs has received, and may receive, compensation, including having acted as AstraZeneca’s corporate broker since September 2005; as a dealer in AstraZeneca’s commercial paper program since August 2012; as joint bookrunner with respect to the follow-on offering of 44,386,214 ordinary shares of AstraZeneca in March 2019; as co-manager with respect to the public offering of AstraZeneca’s 0.700% Notes due 2026, 1.375% Notes due 2030 and 2.125% Notes due 2050 (aggregate principal amount $3,000,000,000) in August 2020; and as a lead debt financing underwriter with respect to a bridge-financing facility for AstraZeneca (aggregate principal amount $17,500,000) in December 2020. During the two year period ended January 31, 2021, Goldman Sachs recognized compensation for financial advisory and/or underwriting services provided by its Investment Banking Division to AstraZeneca and/or its affiliates of approximately $9.4 million. Goldman Sachs also has provided certain financial advisory and/or underwriting services to Boyu and/or its affiliates and portfolio companies from time to time for which the Investment Banking Division of Goldman Sachs has received, and may receive, compensation, including having acted as joint bookrunner with respect to the initial public offering of 214,355,000 ordinary shares of CStone Pharmaceuticals, a portfolio company of funds associated with Boyu (“CStone”), in February 2019; as joint lead manager with respect to the offering of zero coupon convertible bonds due 2024 (aggregate principal amount $300,000,000) of WuXi AppTec Co., Ltd., a portfolio company of funds associated with Boyu (“WuXi AppTec”), in September 2019; as placing agent with respect to the follow-on public offering of 68,205,400 ordinary H shares of WuXi AppTec in August 2020; as financial advisor to CStone in connection with entering into its strategic collaboration with Pfizer Inc. in September 2020; as a representative of the underwriters with respect to the initial public offering of 58,750,000 American depository shares of Yatsen Holding Limited, a portfolio company of funds associated with Boyu, in November 2020; and as joint bookrunner with respect to the initial public offering of 154,153,500 ordinary shares of Antengene Corporation Limited, a portfolio company of funds associated with Boyu, in November 2020. During the two year period ended January 31, 2021, based on Goldman Sachs’ books and records, Goldman Sachs recognized compensation for financial advisory and/or underwriting services provided by its Investment Banking Division directly to Boyu and/or its affiliates and portfolio companies (which may include companies that are not controlled by Boyu) of approximately $43.0 million. Goldman Sachs may also in the future provide financial advisory and/or underwriting services to the Company, Parent, Horizon Therapeutics, AstraZeneca, Boyu and their respective affiliates and, as applicable, portfolio companies, for which the Investment Banking Division of Goldman Sachs may receive compensation. Affiliates of Goldman Sachs & Co. LLC also may have co-invested with Boyu and its affiliates from time to time and may have invested in limited partnership units of affiliates of Boyu from time to time and may do so in the future. In addition, an affiliate of Goldman Sachs & Co. LLC owned approximately 92,131 Company Shares as of the date of the Goldman Sachs opinion.

The Board selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transactions. Pursuant to a letter agreement dated October 6, 2020, the Company engaged Goldman Sachs to act as its financial advisor in connection with the contemplated transactions. The engagement letter between the Company and Goldman Sachs provides for a transaction fee of approximately $45.8 million, all of which is contingent upon consummation of the Transactions. In addition, the Company has agreed to reimburse Goldman Sachs for certain of its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

Certain Financial Projections

The Company, which does not yet have any marketed products other than UPLIZNA (inebilizumab-cdon), does not make public projections as to future revenues, earnings or other results due to the uncertainty of the underlying assumptions and estimates. However, in connection with the Board’s consideration of strategic alternatives, including the proposal from Parent, the Company’s management prepared long-range forecasts of revenue and costs from 2020 through 2039 based on its view of the prospects for the Company, including with respect to UPLIZNA and the Company’s pipeline of drug candidates focused on a number of other autoimmune diseases with unmet medical needs. The Company recently initiated Phase 3 clinical trials of inebilizumab for other indications (myasthenia gravis (“MG”) and IgG4-related disease), and has two additional clinical-stage (VIB4920 and VIB7734) and two pre-clinical product candidates focused on other autoimmune diseases, including Sjögren’s syndrome (“SS”) and lupus, as well as other conditions such as kidney transplant rejection. The Company prepared product-level forecasts and adjusted these forecasts for probability of success and also prepared certain analyses related to the expected utilization by the Company of certain net operating loss carryforwards of the Company (such adjusted forecasts, collectively, the “Forecasts”). These prospective Forecasts were based on certain internal assumptions about (a) pricing, sales ramp, market growth, market share, competition, and other relevant factors relating to the commercialization of UPLIZNA for the treatment of NMOSD and (b) technical success and regulatory approval, launch timing, epidemiology, pricing, sales ramp, market growth, market share, competition, and other relevant factors relating to (i) inebilizumab for the treatment of MG, IgG4-related disease and kidney transplant desensitization, (ii) VIB4920 for the treatment of SS and kidney transplant rejection, (iii) VIB7734 for the treatment of Systemic Lupus Erythematosus (“SLE”), and (iv) additional potential product candidates and indications. The prospective Forecasts did not include the Company’s early development programs, including certain of its pre-clinical and discovery programs. The prospective Forecasts also assumed ex-U.S. licensing for product candidates in certain indications.

The Company’s management modeled the Forecasts based on a mix of launch price, market share, and percentage of the total patient population eligible for potential treatment with the Company’s product candidates. The Forecasts were provided to and considered by the Board in connection with its evaluation of the Transactions and the Offer Price in comparison to the Company’s other strategic alternatives. The Forecasts were also provided to Goldman Sachs, and the Board directed Goldman Sachs to use the Forecasts in its evaluation of the fairness of the Offer Price to the stockholders of the Company summarized above under “—Opinion of the Company’s Financial Advisor ”.

Cautionary Note About the Forecasts

The Forecasts, while necessarily presented with numerical specificity, were based on numerous variables and assumptions that are inherently uncertain, including as a result of the Company not currently having any marketed products other than UPLIZNA, and many of which are beyond the Company’s control. The Forecasts reflect numerous estimates and assumptions made by the Company, based on information available to the Company at the time the Forecasts were developed, with respect to industry performance and competition, regulatory conditions, general business, economic, market and financial conditions and matters specific to the Company’s product candidates, all of which are difficult to predict and many of which are beyond the Company’s control. As a result, there can be no assurance that the Forecasts accurately reflect future trends or accurately estimate the future market for UPLIZNA or the Company’s product candidates. The Forecasts also reflect assumptions as to certain business decisions that are subject to change. Important factors that may affect actual results and result in the Forecasts not being achieved include, but are not limited to: (i) the timing of regulatory approvals and introduction of new products; (ii) the market acceptance of new products; (iii) the success of clinical testing; (iv) the availability of third-party reimbursement; (v) the impact of competitive products and pricing; (vi) the effect of regulatory actions; (vii) the effect of global economic conditions; (viii) conditions in the financing markets and access to sufficient capital; (ix) changes in applicable laws, rules and regulations; and (x) other risk factors described in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, the Quarterly Report on Form 10-Q for the quarter ended September 30, 2020, and Current Reports on Form 8-K, as well as the section titled Item 8 “Additional Information” under the section entitled “—Cautionary Note Regarding Forward-Looking Statements” of this Schedule 14D-9. In addition, the Forecasts may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period. Further, the Forecasts cover multiple years and, by their nature, become subject to greater uncertainty with each successive year. Accordingly, there can be no assurance that the Forecasts will be realized, and actual results may vary materially from those shown.

Modeling and forecasting the future commercialization of clinical stage drug candidates is a highly speculative endeavor. In addition to the various limitations described above, there can be no assurance of the approval, or timing of approval, of any of the Company’s clinical-stage product candidates, and it is possible that other therapeutic scenarios will be preferable. There also can be no assurance that the Company will maintain the regulatory approvals necessary for the marketing of UPLIZNA and/or commercialization of its product candidates, or that the Company’s competitors will not commercialize products that are safer, more effective, or more successfully marketed and sold than any product that the Company may market or commercialize. Since the Forecasts cover a long period of time, the Forecasts by their nature are unlikely to anticipate each circumstance that will have an effect on the commercial value of UPLIZNA or the Company’s product candidates. The Forecasts were not prepared with a view toward complying with U.S. GAAP, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither the Company’s independent registered public accounting firm, nor any other independent accountants, has audited, reviewed, compiled or performed any procedures with respect to the Forecasts or expressed any opinion or any form of assurance related thereto. While the Company believes that such non-GAAP financial measures provide useful supplemental information in analyzing the Company’s financial results, there are limitations associated with the use of such financial measures. Such non-GAAP measures as used by the Company, such as operating income, net operating income after tax and unlevered free cash flow, may not be directly comparable to similarly titled measures used by other companies and should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP. The SEC rules, which otherwise would require a reconciliation of a non-GAAP financial measure to a GAAP financial measure, do not apply to non-GAAP financial measures provided to a board of directors or financial advisors in connection with a proposed business combination transaction such as the proposed Transactions if the disclosure is included in a document such as this Schedule 14D-9. In addition, reconciliations of non-GAAP financial measures to a GAAP financial measure were not provided to or relied upon by the Board or Goldman Sachs in connection with the Offer or the Merger. Accordingly, the Company has not provided a reconciliation of the financial measures included in the Forecasts to the relevant GAAP financial measures. The Forecasts may differ from published analyst estimates and forecasts and do not take into account any events or circumstances after the date they were prepared, including the announcement of the Transactions.

In light of the foregoing factors and the uncertainties inherent in the Forecasts, holders of Company Shares are cautioned not to place undue, if any, reliance on the Forecasts. The Forecasts were not prepared with a view toward public disclosure. The inclusion of the Forecasts in this Schedule 14D-9 should not be regarded as an indication that the Company or any of its affiliates, advisors, officers, directors or representatives considered or consider the Forecasts to be predictive of actual future events, and the Forecasts should not be relied upon as such or construed as financial guidance. Neither the Company nor any of its affiliates, advisors, officers, directors or representatives assumes any responsibility for the accuracy of this information. Neither the Company nor any of its affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ from the Forecasts, and none of them undertakes any obligation to update or otherwise revise or reconcile the Forecasts to reflect circumstances existing after the date the Forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Forecasts are shown to be in error. Neither the Company nor any of its affiliates, advisors, officers, directors or representatives has made or makes any representation or warranty to any holders of Company Shares or other person regarding the ultimate performance of the Company compared to the information contained in the Forecasts, the likelihood that the Forecasts will be achieved, the results of the Company’s clinical trials, the effectiveness or marketability of the Company’s products or product candidates, or the overall future performance of the Company. The Forecasts were prepared based on the Company’s continued operation as a standalone company and do not take into account the Transactions, including the potential synergies that may be achieved by the combined company as a result of the Transactions or the effect of any business or strategic decision or action that has been or will be taken as a result of the execution of the Merger Agreement. In addition, the Forecasts do not take into account any circumstances, transactions, events, partnerships, or combinations occurring or anticipated to occur after the dates on which the Forecasts were prepared. The Forecasts are subjective in many respects and, thus, are subject to interpretation.

The Company does not intend to update or otherwise revise the Forecasts to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the Forecasts are no longer appropriate.

Summary of Forecasts

The Forecasts include long-term, probability of success (“PoS”) adjusted projections from fiscal years 2021 through 2039 for (i) UPLIZNA for the treatment of NMOSD (PoS of 100%), (ii) inebilizumab for the treatment of MG (PoS of 59%), IgG4-related disease (PoS of 54%) and kidney transplant desensitization (PoS of 36%), (iii) VIB4920 for the treatment of SS (PoS of 26%) and kidney transplant rejection (PoS of 17%), (iv) VIB7734 for the treatment of SLE (PoS of 22%), and (v) additional potential product candidates and indications (PoS of 11%). The Forecasts include projected total revenues, including revenues from milestone and royalty payments for ex-U.S. jurisdictions, and projections of certain net operating loss carryforwards of the Company. The Forecasts also include management’s projection of operating expenses, which include research and development expenses, selling and marketing expenses, and general and administrative expenses not attributed to a specific product or product candidate. The Forecasts are based upon certain financial, operating and commercial assumptions developed solely using the information available to the Company’s management at the time the Forecasts were created. In addition, at the direction of the Company’s management, Goldman Sachs calculated, from the Forecasts, unlevered free cash flow as set forth below for use in certain of its financial analyses.

	Fiscal Year Ending December 31,
	2021 E	2022 E	2023 E	2024 E	2025 E	2026 E	2027 E	2028 E	2029 E	2030 E	2031 E	2032 E	2033 E	2034 E	2035 E	2036 E	2037 E	2038 E	2039 E
	(in millions)
Revenue
Inebilizumab (NMOSD)	$88	$177	$245	$325	$337	$376	$424	$404	$421	$477	$451	$464	$231	$115	$57	$29	$14	$7	$4
Inebilizumab (MG)	9	0	0	27	57	90	128	161	169	185	176	174	87	43	22	11	5	3	1
Inebilizumab (IgG4)	9	0	0	0	30	123	233	339	460	530	540	522	260	130	65	32	16	8	4
Inebilizumab (Kidney Transplant Desensitization)	9	0	0	0	0	0	12	9	15	20	19	25	20	15	12	10	8	6	5
VIB4920 (SS)	0	0	0	0	0	23	54	87	122	158	196	237	270	277	138	69	35	17	9
VIB4920 (Kidney Transplant Rejection)	0	0	0	0	6	1	2	3	4	5	6	6	3	2	1	0	0	0	0
VIB7734	0	0	0	0	0	13	38	65	103	147	188	218	245	259	275	291	308	154	77
Additional Products and Indications	0	0	0	0	0	3	8	17	34	65	121	178	234	290	347	403	459	487	502

Total Revenue	$115	$177	$245	$352	$429	$628	$900	$1,085	$1,329	$1,587	$1,698	$1,823	$1,349	$1,132	$916	$845	$845	$683	$601

Total Milestone and Royalty Payments	$4	$7	$10	$13	$18	$27	$31	$40	$50	$49	$54	$56	$41	$33	$24	$20	$18	$9	$5

Total Operating Expenses (1)	$230	$279	$289	$259	$239	$232	$297	$356	$433	$515	$559	$605	$485	$432	$367	$348	$353	$295	$268

Operating Income	$(120)	$(110)	$(55)	$80	$172	$369	$572	$688	$845	$1,023	$1,085	$1,162	$823	$667	$525	$477	$475	$378	$329

Tax Expense(2)	0	0	0	20	43	92	143	172	211	256	271	290	206	167	131	119	119	95	82

Net Operating Income After Tax	$(120)	$(110)	$(55)	$60	$129	$277	$429	$516	$634	$767	$814	$871	$617	$500	$394	$358	$356	$284	$247

Cash Adjustments (3)	(2)	(3)	(3)	(4)	(3)	(6)	(8)	(6)	(7)	(7)	(4)	(4)	11	4	4	1	(1)	3	1

Unlevered Free Cash Flows (4)	$(122)	$(112)	$(57)	$57	$127	$271	$421	$511	$627	$760	$810	$867	$628	$505	$399	$359	$355	$287	$248

(1)	Includes the impact of stock-based compensation.
(2)

Tax expense reflects utilization of the Company’s net operating losses and research and development tax credits (collectively “NOLs”) assuming the Company continued as a standalone entity without any limitations on the use of its NOLs.

(3)	Adding back depreciation and amortization, and subtracting (a) capital expenditures and (b) changes in net working capital.
(4)

Unlevered free cash flow is defined as the Company’s free cash flow before interest payments and is calculated as earnings before interest, taxes, depreciation and amortization, less capital expenditures, less changes in net working capital and less tax expense.

Item 5. Persons/Assets Retained, Employed, Compensated or Used.

In connection with the services provided by Goldman Sachs as the financial advisor to the Board, including the rendering of an opinion as to the fairness of the Offer Price to the holders of Company Shares, the Company has agreed to pay Goldman Sachs an aggregate fee of approximately $45.8 million, which is payable contingent upon consummation of the Transactions. Additionally, the Company has agreed to reimburse certain expenses of Goldman Sachs, and to indemnify Goldman Sachs against certain liabilities, that may arise out of Goldman Sachs’ engagement.

Additional information pertaining to the retention of Goldman Sachs by the Company in Item 4 under the heading “Opinion of the Company’s Financial Advisor” is hereby incorporated by reference in this Item 5.

Except as set forth herein, neither the Company, nor any person acting on its behalf, has employed, retained or agreed to compensate any other person or class of persons to make solicitations or recommendations in connection with the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

Item 6. Interest in Securities of the Subject Company.

No transactions in the Company Shares have been effected by the Company, or, to the Company’s knowledge after making reasonable inquiry, any of the directors, executive officers, subsidiaries or affiliates of the Company, during the 60 days prior to the date of this Schedule 14D-9.

Item 7. Purposes of the Transaction and Plans or Proposals.

Except as indicated in this Schedule 14D-9 (including in the exhibits and annexes hereto), (a) the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (i) a tender offer for or other acquisition of the Company’s securities by the Company, any of its subsidiaries, or any other person; (ii) any extraordinary transaction such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rates or policy, or indebtedness or capitalization of the Company and (b) there are no transactions, board resolutions or agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in clause (a) of this paragraph.

As described in the Merger Agreement, the Board, in connection with the exercise of its fiduciary duties, is permitted under certain conditions to engage in negotiations in response to an unsolicited acquisition proposal.

Item 8. Additional Information.

Named Executive Officer Golden Parachute Compensation

The information set forth above in Item 3 “Past Contacts, Transactions, Negotiations and Agreements” under the section entitled “—Parachute Payments” is incorporated herein by reference.

Conditions to the Offer

The information set forth in Section 15 of the Offer to Purchase under the caption “Conditions of the Offer” is incorporated herein by reference.

Stockholder Approval Not Required

Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquiror holds at least the amount of shares of each class of stock of the acquired corporation that would otherwise be required to approve a merger of the acquired corporation, and the stockholders that did not tender their shares in the tender offer receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without the action of the stockholders of the acquired corporation. Accordingly, if Purchaser consummates the

Offer, the Merger Agreement contemplates that the parties will effect the closing of the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL. If the Merger is effected, (i) Company stockholders who do not tender their Company Shares in the Offer will be entitled to appraisal rights under Delaware law, provided that the relevant requirements under the DGCL have been satisfied and (ii) Company stockholders (other than Purchaser, Parent, the Company and each of their respective wholly owned subsidiaries) who do not validly exercise appraisal rights under Delaware law will receive the same cash consideration for their Company Shares as was payable in the Offer following the consummation of the Merger.

Appraisal Rights

Holders of Company Shares will not have appraisal rights in connection with the Offer. However, if Purchaser purchases Company Shares in the Offer, and the Merger is consummated, holders of Company Shares immediately prior to the Effective Time will be entitled to appraisal rights under Section 262 of the DGCL, provided they comply with the applicable statutory procedures under Section 262. Holders whose Company Shares are tendered pursuant to the Offer will not be entitled to appraisal rights.

The following discussion summarizes appraisal rights of stockholders under the DGCL in connection with the Merger assuming that the Merger is consummated pursuant to Section 251(h) of the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex II. All references in Section 262 of the DGCL and in this summary to a “stockholder” or “holder” are to the record holder of Company Shares immediately prior to the Effective Time as to which appraisal rights are demanded. A person having a beneficial interest in Company Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. Stockholders should carefully review the full text of Section 262 of the DGCL as well as the information discussed below.

Under the DGCL, if the Merger is completed, holders of Company Shares immediately prior to the Effective Time and who (i) did not tender their Company Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Company Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Company Shares appraised by the Court of Chancery and to receive payment in cash of the “fair value” of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a rate of interest, if any, as determined by such court on the amount determined to be the fair value (or, in certain circumstances described below, on the difference between the amount determined to be the fair value and the amount paid by the Surviving Corporation to each stockholder entitled to appraisal prior to the entry of judgment in the appraisal proceeding). The “fair value” as so determined by the court could be greater than, less than or the same as the Offer Price.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within 10 days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Company Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex II carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL and the Merger is consummated pursuant to Section 251(h) of the DGCL, such stockholder must do all of the following:

•

within the later of the consummation of the Offer and 20 days after the date of mailing of this Schedule 14D-9 (which date of mailing is February 12, 2021), mail or otherwise transmit to the Company at the address indicated below a written demand for appraisal of Company Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender such stockholder’s Company Shares in the Offer;

•	continuously hold of record such Company Shares from the date on which the written demand for appraisal is made through the Effective Time; and

•

any stockholder (or beneficial owner of Company Shares) who has otherwise perfected his, her or its appraisal rights or the Surviving Corporation must file a petition in the Court of Chancery demanding a determination of the fair value of the stock of all such stockholders within 120 days after the Effective Time.

Notwithstanding a stockholder’s compliance with the foregoing requirements, the Court of Chancery shall dismiss the appraisal proceedings as to all stockholders who are otherwise entitled to appraisal rights, and such stockholders will effectively lose their appraisal rights, unless (1) the total number of Company Shares entitled to appraisal rights exceeds 1% of the outstanding Company Shares eligible for appraisal or (2) the value of the consideration provided in the Merger for such total number of Company Shares entitled to appraisal rights exceeds $1 million.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, Parent will cause the Surviving Corporation to deliver an additional notice of the effective date of the Merger to all stockholders of the Company who delivered a written demand to the Company (in accordance with the first bullet above) within 10 days after the closing of the Merger, as required by Section 262(d)(2) of the DGCL. However, only stockholders who have delivered a written demand in accordance with the first bullet above will receive such notice of the effective date. If the Merger is consummated pursuant to Section 251(h) of the DGCL, a failure to deliver a written demand for appraisal in accordance with the time periods specified in the first bullet above (or to take any of the other steps specified in the above bullets or summarized below) will be deemed to be a waiver or a termination of your appraisal rights.

Written Demand by the Record Holder

All written demands for appraisal should be addressed to Viela Bio, Inc., One MedImmune Way, First Floor, Area Two, Gaithersburg, MD 20878, attention: Corporate Secretary. The written demand for appraisal must be executed by or for the record holder of Company Shares and must reasonably inform the Company of the identity of the stockholder of record and that such stockholder intends thereby to demand appraisal of his, her or its Company Shares. If the Company Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Company Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of Company Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Company Shares. If Company Shares are held through a brokerage firm, bank or other nominee who in turn holds the Company Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Company Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Company Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Company Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Company Shares, which may be a central securities depository nominee if the Company Shares have been so deposited.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Company Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Company Shares held for one or more beneficial owners while not exercising such rights with respect to the Company Shares held for other beneficial owners. In such case, the written demand must set forth the number of Company Shares covered by the demand. Where the number of Company Shares is not expressly stated, the demand will be presumed to cover all Company Shares held in the name of the record owner.

Filing a Petition for Appraisal

Within 120 days after the Effective Time, the Surviving Corporation, or any holder of Company Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262, or the beneficial owner of any such shares, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the fair value of the Company Shares held by all holders who did not tender their shares in the Offer and who timely and properly demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Company Shares who had previously demanded appraisal of their Company Shares. The Company is under no obligation to and has no present intention to file a petition, and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Company Shares. Accordingly, it is the obligation of the holders of Company Shares to initiate all necessary action to perfect their appraisal rights in respect of the Company Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Company Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Company Shares not voted in favor of the Merger and with respect to which demands for appraisal have been received and the aggregate number of holders of such Company Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the Company Shares, a person who is the beneficial owner of Company Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.

Upon the filing of such petition by any such holder of Company Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Company Shares and with whom agreements as to the value of their Company Shares have not been reached. Upon the filing of any such petition, the Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

After notice to the stockholders as required by the Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their Company Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder. Notwithstanding a stockholder’s compliance with the requirements of Section 262 of the DGCL, the Court of Chancery shall dismiss the proceedings as to all stockholders who are otherwise entitled to appraisal rights unless (1) the total number of Company Shares entitled to appraisal rights exceeds 1% of the outstanding Company Shares eligible for appraisal or (2) the value of the consideration provided in the Merger for such total number of Company Shares entitled to appraisal rights exceeds $1 million.

Determination of Fair Value

After the Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Court of Chancery will determine the fair value of the Company Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value (or, in certain circumstances described below, on the difference between the amount determined to be the fair value and the amount paid by the Surviving Corporation to each stockholder entitled to appraisal prior to the entry of judgment in the appraisal proceeding). Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. Notwithstanding the foregoing, at any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided in the immediately preceding sentence only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the Company Shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. The Company, Purchaser and Parent have made no determination as to whether such a payment may be made if the Merger is consummated, and the Company reserves the right to make such a payment upon the consummation of the Merger.

In determining fair value, the Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering appraisal should be aware that the fair value of their Company Shares as so determined could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although the Company believes that the Offer Price is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price. Neither Parent nor the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and they reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Company Share is less than the Offer Price.

Upon application by the Surviving Corporation or by any holder of Company Shares entitled to participate in the appraisal proceeding, the Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Company Shares whose name appears on the Verified List and who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Court of Chancery will direct the payment of the fair value of the Company Shares, together with interest, if any, on the amount determined to be the fair value (or, in certain circumstances described herein on the difference between the amount determined to be the fair value and the amount paid by the Surviving Corporation to each stockholder entitled to appraisal prior to the entry of judgment in the appraisal proceeding), by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder upon the surrender to the Surviving Corporation of such stockholder’s certificates. The Court of Chancery’s decree may be enforced as other decrees in such Court may be enforced.

If a petition for appraisal is not timely filed, or if both (1) the total number of Company Shares entitled to appraisal rights does not exceed 1% of the outstanding Company Shares eligible for appraisal and (2) the value of the consideration provided in the Merger for such total number of Company Shares entitled to appraisal rights does not exceed $1 million, then the right to an appraisal will cease. The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Court of Chancery and taxed upon the parties as the Court of Chancery deems equitable. Upon application of a stockholder, the Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Company Shares entitled to appraisal. In the absence of such determination or assessment, each party bears its own expenses.

Any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his or her Company Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Company Shares as of a date prior to the Effective Time.

If any stockholder who demands appraisal of Company Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s Company Shares will be deemed to have been converted at the Effective Time into the right to receive the consideration payable in connection with the Merger (which is equal to the Offer Price, without interest). A stockholder will fail to perfect, or effectively lose, the stockholder’s right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time. Moreover, the Court of Chancery shall dismiss the proceedings as to all stockholders who are otherwise entitled to appraisal rights, and such stockholders will effectively lose their appraisal rights, unless either (1) the total number of Company Shares entitled to appraisal rights exceeds 1% of the outstanding Company Shares immediately prior to the Effective Time or (2) the value of the consideration provided in the Merger for such total number of Company Shares entitled to appraisal rights exceeds $1 million. In addition, a stockholder may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the consideration payable in connection with the Merger by delivering to the Surviving Corporation a written withdrawal of such stockholder’s demand for appraisal and acceptance of the merger either within 60 days after the effective date of the Merger or thereafter with the written approval of the Surviving Corporation. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however, that the limitation set forth in this sentence shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the Merger within 60 days after the effective date of the Merger.

If you wish to exercise your appraisal rights, you must NOT tender your Company Shares in the Offer and must strictly comply with the procedures set forth in Section 262 of the DGCL. If you fail to take any required step in connection with the exercise of appraisal rights, it will result in the termination or waiver of your appraisal rights.

The foregoing summary of the rights of the Company’s stockholders to seek appraisal rights under Delaware law is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex II to this Schedule 14D-9.

Anti-Takeover Statutes

As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 restricts an “interested stockholder” (in general, a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the Board of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (A) persons who are directors and also officers and (B) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) following the transaction in which such person became an interested stockholder, the business combination is (A) approved by the Board of the corporation and (B) authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Board has approved the Merger, the Merger Agreement, the Offer and the transactions contemplated thereby, as described in this Schedule 14D-9, and Parent and Purchaser have represented that neither they nor any of their “affiliates” or “associates” (as defined in Section 203) are or have been an interested stockholder at any time during the past three years. Therefore, the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated under the Merger Agreement.

Many other states also have adopted laws and regulations applicable to attempts to acquire securities of corporations that are incorporated or have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in such states. In the event it is asserted that any such provisions apply to the Offer or the Merger, the Company may be required to take certain actions with respect to such provisions.

Antitrust Compliance

Under the HSR Act, and the related rules and regulations that have been issued by the Federal Trade Commission (“FTC”), certain acquisition transactions may not be consummated unless certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. The requirements of the HSR Act apply to the acquisition of Company Shares in the Offer and the Merger. Under the HSR Act and the rules and regulations promulgated thereunder by the FTC, the initial waiting period for a cash tender offer is 15 days, but this period may be (i) shortened if the reviewing agency grants “early termination” of the waiting period (provided, however, that the FTC and the Antitrust Division announced on February 4, 2021 that early termination grants have been temporarily suspended and are now unavailable for an indefinite period of time), (ii) restarted if the acquiring person voluntarily withdraws and refiles to allow a second 15-day waiting period, or (iii) lengthened if the reviewing agency issues a formal request for additional information and documentary material.

Pursuant to the Merger Agreement, the Company and Purchaser filed their respective Premerger Notification and Report Forms with the FTC and the Antitrust Division on February 8, 2021 for review in connection with the Offer.

The FTC and Antitrust Division will consider the legality under the U.S. federal antitrust laws of Purchaser’s proposed acquisition of the Company Shares pursuant to the Offer. At any time before or after Purchaser’s acceptance for payment of Company Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction, or if the Company Shares have already been acquired, requiring disposition of such Company Shares or the divestiture of substantial assets of Parent, the Company or any of their respective subsidiaries or affiliates. U.S. state attorneys general and private persons may also bring legal action under the U.S. antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While we believe that the consummation of the Offer will not violate U.S. federal antitrust laws, there can be no assurance that the Offer and the Merger will not be challenged on antitrust grounds or as to the outcome of any challenge on antitrust grounds. Pursuant to the terms of the Merger Agreement, if any such action is commenced by the FTC, the Antitrust Division, or any state or other governmental body, Purchaser may not be obligated to consummate the Offer and the Merger.

Annual and Quarterly Reports

For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2019 and the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2020 and Current Reports on Form 8-K filed with the SEC.

Certain Litigation

As of the date of this Schedule 14D-9, the Company is not aware of any material pending legal proceedings relating to the Offer or the Merger. However, lawsuits arising out of or relating to the Offer, the Merger or the Transactions may be filed in the future.

Cautionary Note Regarding Forward-Looking Statements

This Schedule 14D-9 contains forward-looking statements. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans”, “will be” and similar expressions. These forward-looking statements include, without limitation, statements related to the anticipated consummation of the acquisition of the Company by Parent and the timing thereof, and other statements that are not historical facts. These forward-looking statements are based on the Company’s current expectations and inherently involve significant risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks related to the Company’s and Parent’s ability to complete the transaction on the proposed terms and schedule; whether the tender offer conditions will be satisfied; whether sufficient stockholders of the Company tender their shares in the transaction; the final terms and conditions of Parent’s financing for the transaction; the outcome of legal proceedings that may be instituted against the Company and/or others relating to the transaction; the failure (or delay) to receive the required regulatory approvals relating to the transaction; the possibility that competing offers will be made; disruption from the proposed transaction, making it more difficult to conduct business as usual or maintain relationships with customers, employees or suppliers; diversion of management’s attention from the Company’s ongoing business operations; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, including in circumstances that could require the Company to pay a termination fee, as well as other risks related to the Company’s business detailed from time-to-time under the caption “Risk Factors” and elsewhere in the Company’s filings and reports filed with the SEC, including its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC, as well as the Tender Offer Statement on Schedule TO and other tender offer documents filed by Horizon Therapeutics, Purchaser and Parent. The risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. All of these materials related to the Transactions (and all other transaction documents filed with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. The Company undertakes no duty or obligation to update any forward-looking statements contained in this report as a result of new information, future events or changes in its expectations, except as required by law.

Item 9. Exhibits.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated February 12, 2021 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO filed by Horizon Therapeutics on February 12, 2021 (the “Schedule TO”)).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO).

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO).

(a)(1)(F)	Summary Advertisement as published in The New York Times on February 12, 2021 (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO).

(a)(5)(A)	Joint Press Release issued by the Company and Horizon Therapeutics, dated February 1, 2021 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K (No. 001-39067) filed February 1, 2021).

(a)(5)(B)	Horizon Therapeutics Investor Presentation, dated February 1, 2021 (incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO).

(a)(5)(C)	Email to Viela employees, dated February 1, 2021, from Horizon Therapeutics’ Chief Executive Officer (incorporated by reference to Exhibit (a)(5)(C) to the Schedule TO).

(a)(5)(D)	Email to Horizon Therapeutics employees, dated February 1, 2021, from Horizon Therapeutics’ Chief Executive Officer (incorporated by reference to Exhibit (a)(5)(D) to the Schedule TO).

(a)(5)(E)	Horizon Therapeutics FAQs, dated February 4, 2021 (incorporated by reference to Exhibit (a)(5)(E) to the Schedule TO).

(a)(5)(F)*	Opinion of Goldman Sachs & Co. LLC, dated January 31, 2021 (included as Annex I to this Schedule 14D-9).

(a)(5)(G)*	Letter to Stockholders of the Company, dated February 12, 2021, from Zhengbin (Bing) Yao, Ph.D., Chairman, President and Chief Executive Officer of the Company.

(d)(1)	Amended and Restated Investors’ Rights Agreement, dated June 12, 2019 (incorporated by reference to Exhibit 4.2 to the Company’s Form S-1 (File No. 333-233528), filed August 29, 2019).

(e)(1)	Agreement and Plan of Merger, dated January 31, 2021, by and among the Company, Horizon Therapeutics USA, Inc., Teiripic Merger Sub, Inc., and solely for purposes of Sections 6.7 and 9.12 of the Merger Agreement, Horizon Therapeutics plc (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K (No. 001-39067) filed February 1, 2021).

(e)(2)	Form of Tender and Support Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (No. 001-39067) filed February 1, 2021).

(e)(3)	Confidentiality Agreement, dated as of July 15, 2020, by and between the Company and Horizon Therapeutics (incorporated by reference to Exhibit (d)(3) to the Schedule TO).

(e)(4)	Standstill Agreement, dated as of November 20, 2020, by and between the Company and Horizon Therapeutics (incorporated by reference to Exhibit (d)(4) to the Schedule TO).

Exhibit No.	Description

(e)(5)	Amended and Restated 2018 Equity Incentive Plan, and forms of award agreements thereunder. (incorporated herein by reference to Exhibit 10.2 to the Company’s Form S-1/A (File No. 333- 233528), filed September 23, 2019).

(e)(6)	Form of Indemnification Agreement entered into by and between the Company and each director and executive officer (incorporated herein by reference to Exhibit 10.1 to the Company’s Form S-1 (File No. 333-233528), filed August 29, 2019).

(e)(7)	Employment Agreement, by and between the Company and Zhengbin (Bing) Yao, Ph.D., dated August 28, 2019 (incorporated herein by reference to Exhibit 10.3 to the Company’s Form S-1 (File No. 333-233528), filed August 29, 2019).

(e)(8)	Employment Agreement, by and between the Company and Jörn Drappa, Ph.D., dated August 28, 2019 (incorporated herein by reference to Exhibit 10.4 to the Company’s Form S-1 (File No. 333-233528), filed August 29, 2019).

(e)(9)	Employment Agreement, by and between the Company and Aaron Ren, Ph.D., dated August 28, 2019 (incorporated herein by reference to Exhibit 10.5 to the Company’s Form S-1 (File No. 333-233528), filed August 29, 2019).

(e)(10)	Offer Letter, by and between the Company and Mitchell Chan, dated August 15, 2018 (incorporated herein by reference to Exhibit 10.6 to the Company’s Form S-1 (File No. 333-233528), filed August 29, 2019).

(e)(11)	Offer Letter, by and between the Company and William Ragatz, dated November 27, 2018 (incorporated herein by reference to Exhibit 10.7 to the Company’s Form S-1 (File No. 333-233528), filed August 29, 2019).

(e)(12)	Non-Employee Director Compensation Plan (incorporated herein by reference to Exhibit 10.24 to the Company’s Form 10-K (File No. 001-39067), filed March 25, 2020).

(e)(13)	Executive Severance Plan (incorporated herein by reference to Exhibit 10.23 to the Company’s Form S-1 (File No. 333-233528), filed August 29, 2019)

(e)(14)	Definitive Proxy Statement of the Company (incorporated by reference to the Company’s Definitive Proxy Statement on Schedule 14A for the Annual Meeting of Stockholders held on June 18, 2020 (File No. 001-39067), filed May 4, 2020).

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Viela Bio, Inc.

By:	/s/ Zhengbin (Bing) Yao, Ph.D.
	Name:	Zhengbin (Bing) Yao, Ph.D.
	Title:	Chairman, President and Chief Executive Officer

Dated: February 12, 2021

ANNEX I

OPINION OF GOLDMAN SACHS & CO. LLC

January 31, 2021

Board of Directors

Viela Bio, Inc.

One Medimmune Way

First Floor, Area Two

Gaithersburg, MD 20878

Lady and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than Horizon Therapeutics USA, Inc. (“Parent”) and its affiliates) of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Viela Bio, Inc. (the “Company”) of the $53.00 in cash per Share to be paid to such holders pursuant to the Agreement and Plan of Merger, dated as of January 31, 2021 (the “Agreement”), by and among Parent, Teiripic Merger Sub, Inc., a wholly owned subsidiary of Parent (“Purchaser”), the Company and, solely for purposes of Sections 6.7 and 9.12 of the Agreement, Horizon Therapeutics plc, the indirect parent of Parent (“Guarantor”). The Agreement provides for a tender offer for all of the Shares (the “Tender Offer”) pursuant to which Purchaser will pay $53.00 in cash per Share for each Share accepted. The Agreement further provides that, following completion of the Tender Offer, Purchaser will be merged with and into the Company (the “Merger”) and each outstanding Share (other than Excluded Shares and Dissenting Shares, as such terms are defined in the Agreement) will be converted into the right to be paid $53.00 in cash.

Goldman Sachs & Co. LLC and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs & Co. LLC and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Parent, Guarantor, any of their respective affiliates and third parties, including AstraZeneca PLC, a significant shareholder of the Company (“AstraZeneca”) and its affiliates, and Boyu Capital Advisory Company Limited, a significant shareholder of the Company (“Boyu”) and its affiliates and portfolio companies, or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the “Transaction”). We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, all of which are contingent upon consummation of the Transaction, and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided certain financial advisory and/or underwriting services to the Company and/or its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as lead bookrunner with respect to the initial public offering of 9,085,000 Shares in October 2019; and as joint bookrunner with respect to a follow-on public offering of 3,600,000 Shares by the Company and 540,000 Shares on behalf of certain selling stockholders in May 2020. We also have provided certain financial advisory and/or underwriting services to Parent and/or its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as joint bookrunner with respect to the follow-on offering of 14,081,632 ordinary shares of Guarantor in March 2019; as joint bookrunner with respect to a bank loan to Parent (aggregate principal amount $518,026,000) in May 2019; as joint bookrunner with respect to the private placement of Parent’s 5.500% Senior Notes due 2027 (aggregate principal amount $600,000,000) in July 2019; and as joint bookrunner with respect to a bank loan to Parent (aggregate principal amount $418,026,000) in December 2019. We also have provided certain financial advisory and/or underwriting services to AstraZeneca and/or its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as AstraZeneca’s corporate broker since September 2005; as a dealer in AstraZeneca’s commercial paper program since August 2012; as joint bookrunner with respect to the follow-on offering of 44,386,214 ordinary shares of AstraZeneca in March 2019; as co-manager with respect to the public offering of AstraZeneca’s 0.700% Notes due 2026, 1.375% Notes due 2030 and 2.125% Notes due 2050 (aggregate principal amount $3,000,000,000) in August 2020; and as a lead debt financing underwriter with respect to a bridge-financing facility for AstraZeneca (aggregate principal amount $17,500,000) in December 2020. We also have provided certain financial advisory and/or underwriting services to Boyu and/or its affiliates and portfolio companies from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as joint bookrunner with respect to the initial public offering of 214,355,000 ordinary shares of CStone Pharmaceuticals, a portfolio company of funds associated with Boyu (“CStone”), in February 2019; as joint lead manager with respect to the offering of zero coupon convertible bonds due 2024 (aggregate principal amount $300,000,000) of WuXi AppTec Co., Ltd., a portfolio company of funds associated with Boyu (“WuXi AppTec”), in September 2019; as placing agent with respect to the follow-on public offering of 68,205,400 ordinary H shares of WuXi AppTec in August 2020; as financial advisor to CStone in connection with entering into its strategic collaboration with Pfizer Inc. in September 2020; as a representative of the underwriters with respect to the initial public offering of 58,750,000 American depository shares of Yatsen Holding Limited, a portfolio company of funds associated with Boyu, in November 2020; and as joint bookrunner with respect to the initial public offering of 154,153,500 ordinary shares of Antengene Corporation Limited, a portfolio company of funds associated with Boyu, in November 2020. We may also in the future provide financial advisory and/or underwriting services to the Company, Parent, Guarantor, AstraZeneca, Boyu and their respective affiliates and, as applicable, portfolio companies, for which our Investment Banking Division may receive compensation. Affiliates of Goldman Sachs & Co. LLC also may have co-invested with Boyu and its affiliates from time to time and may have invested in limited partnership units of affiliates of Boyu from time to time and may do so in the future. In addition, an affiliate of Goldman Sachs & Co. LLC currently owns approximately 92,131 Shares.

In connection with this opinion, we have reviewed, among other things, the Agreement; the annual report to stockholders and the Annual Report on Form 10-K of the Company for the year ended December 31, 2019; the Company’s Registration Statement on Form S-1, including the prospectus contained therein dated October 2, 2019, relating to an initial public offering of the Shares; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; certain publicly available research analyst reports for the Company; and certain internal financial analyses and forecasts for the Company and product-level forecasts prepared by its management, as approved for our use by the Company, including probability of success adjusted Company and product-level forecasts (such adjusted forecasts, the “Forecasts”) and certain analyses prepared by the management of the Company related to the expected utilization by the Company of certain net operating loss carryforwards of the Company, as approved for our use by the Company (the “NOL Forecasts”). We have also held discussions with members of the senior management of the Company regarding the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the Shares; compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the biopharmaceutical industry; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts and the NOL Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the expected benefits of the Transaction in any way meaningful to our analysis. We have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the fairness from a financial point of view to the holders (other than Parent and its affiliates) of Shares, as of the date hereof, of the $53.00 in cash per Share to be paid to such holders pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transaction, whether relative to the $53.00 in cash per Share to be paid to the holders (other than Parent and its affiliates) of Shares pursuant to the Agreement or otherwise. We are not expressing any opinion as to the prices at which the Shares will trade at any time or, as to the potential effects of volatility in the credit, financial and stock markets on the Company, Parent, Guarantor or the Transaction, or as to the impact of the Transaction on the solvency or viability of the Company, Parent or Guarantor or the ability of the Company, Parent or Guarantor pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Tender Offer or any other matter. This opinion has been approved by a fairness committee of Goldman Sachs & Co. LLC.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the $53.00 in cash per Share to be paid to the holders (other than Parent and its affiliates) of Shares pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

/s/ Goldman Sachs & Co. LLC

(GOLDMAN SACHS & CO. LLC)

ANNEX II

SECTION 262 OF THE

GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

APPRAISAL RIGHTS

Appraisal Rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

AII-1

(4) [Repealed.]

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with §255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the

AII-2

later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder’s request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If

AII-3

immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the

AII-4

Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

AII-5